

ARS

P.E.
12-31-03

Ambac

Annual Report 2003


PROCESSING
MAR 2 6 2004
187
SECTION

Ambac Financial Group, Inc., headquartered in New York City, is a holding company whose affiliates provide financial guarantees and financial services to clients in both the public and private sectors around the world. Ambac's principal operating subsidiary, Ambac Assurance Corporation, is a leading guarantor of public and structured finance obligations. It has earned triple-A ratings, the highest ratings available, from Moody's Investors Service, Standard & Poor's Ratings Services, Fitch, Inc. and Rating and Investment Information, Inc.

4: Letter to Stockholders **8:** 10-Year Performance **10:** Financial Highlights **12:** Premier Values
13: Performance Charts **14:** Business Review **22:** Financial Review **70:** Ambac's Management Team
72: Directors and Officers **Inside Back Cover:** Stockholder Information



Ambac Financial Group, Inc. helps governments, agencies, financial institutions and corporations around the world meet their various financing needs by providing triple-A-rated guarantees for bond issues and other forms of debt financing. Ambac's financial guarantee insurance provides



FINANCIAL GUARANTEES

an unconditional and irrevocable promise to pay scheduled interest and principal if the issuer fails to meet its obligations. Higher ratings mean lower financing costs for issuers. Ambac's guarantee reassures investors and results in easier marketing of bond issues.

DEAR FELLOW STOCKHOLDERS

An adverse credit climate and worldwide geopolitical conflict combined to make 2003 a challenging year for many companies. We are pleased to report that Ambac Financial Group met the challenges presented and indeed, thrived. Throughout the year we actively applied our credit analysis and transaction structuring skills, combined with our triple-A-rated financial strength, to help clients worldwide achieve their financing goals. The net result is that we produced yet another strong year of growth and profits for our shareholders.

In 2003 we achieved excellent results in each sector of our financial guarantee business, bolstered by diversity across markets and geography. Normal earned premiums and other credit enhancement fees grew 31% to $585 million, and adjusted gross premiums written increased 15% to almost $1.5 billion. Ambac's estimated future premium revenue stream now totals over $4.5 billion, up $900 million from year-end 2002. In addition, operations during 2003 generated free cash flow of over $1 billion.

Not unexpectedly, difficult credit conditions and the sluggish economy led to an increase in claims paid for 2003 from prior miniscule levels, still well within the assumptions of our long-term business model. Ambac stands behind every credit decision we make and our portfolio of insured credits continues to demonstrate a strong ability to withstand economic stress.

In our business model, Ambac can flourish in normal economic cycles, both up and down. Economic expansion positively impacts our guaranteed portfolio, but too robust an expansion can contract credit spreads and diminish the need for our core guarantee product. As the economic cycle turns downward, demand for our services increases along with our ability to manage pricing. Too prolonged a recession, however, would increase credit claims. Investors can be reassured that the economic cycles witnessed since World War II mesh well with our business model.



Left:
Phillip B. Lassiter
Chairman

Right:
Robert J. Genader
President and Chief Executive Officer

Record U.S. Municipal Issuance — Faced with critical infrastructure needs and mounting budget challenges, U.S. state and local governments and their agencies issued a record amount of municipal bonds during 2003. Given wide credit spreads and, in some cases, declining ratings, municipal issuers have steadily increased their use of financial guarantees to strengthen financings and realize financial savings. Ambac's public finance team continues to achieve exceptional results by seeking out complex or unique transactions that draw upon the experience and creativity of our skilled professionals, including public-private partnerships and deals that utilize structured finance techniques.

Our depth of expertise enables us to excel in this segment of the market, strengthened by the teamwork that is integral to the Ambac culture. We assemble the best team for each potential client assignment, drawing on professionals with structured and project finance skills to complement our public finance proficiency. Although overall issuance is likely to decline in the year ahead, state and local governments will continue to confront significant funding challenges. Ambac's experienced professionals will keep doing what they do best: develop creative solutions to help clients close budget gaps and finance critical projects.

Global Growth; Structured Finance Success — Our strategy of the past several years — to expand the geographic and market range of our business by building on our core competencies — has enabled Ambac to become well-diversified in terms of products, clients and markets served. The growth of our international and structured businesses continues to exceed expectations, and the results we generated in 2003 underscore the wisdom of our strategic thrust in these businesses.

Led by activity in the United Kingdom, and increasingly on the European continent, Ambac's international operations generated record results. We see an abundance of future opportunity, both in U.K. infrastructure finance – much of it through the government's successful Private Finance Initiative – and in structured finance opportunities throughout continental Europe. We have consistently added experienced professionals in all our locations, giving us a depth of expertise on which to draw as our business expands.

Ambac's culture of teamwork and knowledge sharing yields specific benefits as we grow. In 2003, for example, our U.S. mortgage-backed securities experts worked closely with the London team to greatly expand that business in the U.K. as well as in Continental Europe. And the expertise flows both ways. Ambac's international professionals collaborate with their U.S. colleagues in areas of experience, such as toll roads and government privatization.

Our U.S. structured finance business weathered a challenging year and delivered excellent results. We continued to build on our skills and expertise, diversifying our consumer asset-backed business into auto loans and credit card receivables. We will further expand in these areas as opportunities to work with acceptable issuers arise. In the U.S. mortgage sector we reinforced our pricing and credit standards and have steadily enhanced credit quality.

The Triple-A Advantage – Our triple-A rating forms the foundation of our past and continued business success. We safeguard that unquestioned measure of financial strength through excellent and vigilant risk management. Ambac's risk management tools and processes include active monitoring of concentrations and correlations throughout our entire portfolio. This keen understanding of Ambac's total risk position enables us to pursue attractive business opportunities that arise, while ensuring the strength of our overall portfolio.

Our capital position remains excellent – Ambac's claims-paying resources totaled $9.6 billion at year-end 2003 – aided by a $175 million issue of 100-year debt, a long-term, low-interest financing opportunity that was too good to pass by. We also took the opportunity to refinance, at a significant savings, $200 million of 100-year debt that had originally been issued in 1998.

Excellent People and A Deep Bench – Our talented professionals creatively apply the valuable triple-A to benefit issuers and investors. Their teamwork, client-focused service and exceptional ability to get the deal done, set Ambac apart in an increasingly competitive environment. We recognize that people are Ambac's most valuable resource and we have built an organization of bright, experienced professionals who bring enthusiasm, creativity and superior analytical skills to every client engagement. Their abilities and their commitment to excellence continue to impress and gratify us as we grow to serve additional clients and markets and create new ways to help clients achieve cost savings and financial peace of mind.

Sincerely,





Phillip B. Lassiter, *Chairman*

Robert J. Genader, *President and Chief Executive Officer*

A PERSONAL MESSAGE FROM PHIL LASSITER

As announced many months ago, I have stepped down as Chief Executive Officer as of January 2004. For nearly thirteen years, I have had the pleasure and good fortune to lead and participate in remarkable change at Ambac as we progressed from a single product, single market, U.S.-only company into a diversified financial firm, well-balanced across capital markets and world geography.

I also know Ambac to be a special place with a collegial, family feel, a place where the CEO has the opportunity to get to know each and every member of the family. At the same time, the company possesses world-class financial capabilities and analytical skills. From a personal standpoint, I could not have asked for a more ideal combination.

Since becoming a public company, Ambac's total return to shareholders is almost four times the return of the S&P 500 over the same period. More satisfying however, is that we generated these results by honoring time-tested values of integrity, honesty and respect for our clients and our colleagues — while having a fair amount of fun along the way.

I am pleased to be turning the helm over to Robert Genader, my senior partner for many years and an eighteen-year member of the Ambac family. I know I am leaving Ambac in strong hands and that the company's best days lie ahead. As non-executive Chairman of the Ambac board, I look forward to assisting in any and every way practical to ensure the company's continued success.



10-YEAR PERFORMANCE


GAAP Net Income
Per Diluted Share
$1.32
$1.58
$2.60
$2.09
$2.37
$2.88
$3.41
$3.97
$3.97
$5.66
94
95
96
97
98
99
00
01
02
03


Net Income
Excluding Realized Gains/Losses
Per Diluted Share
$1.42
$1.47
$1.77
$1.97
$2.44
$2.93
$3.46
$3.98
$4.52
$5.43
94
95
96
97
98
99
00
01
02
03


Return on Equity[1]
14.0%
12.8%
13.2%
12.7%
14.2%
15.1%
15.6%
15.9%
15.7%
16.5%
94
95
96
97
98
99
00
01
02
03


Expense Ratio[2]
27.7%
30.8%
27.2%
26.4%
21.9%
18.2%
17.1%
17.0%
15.3%
13.8%
94
95
96
97
98
99
00
01
02
03

1 Return on equity is defined as net income excluding realized gains and losses and non-recurring items, divided by average stockholders' equity, exclusive of unrealized gains/losses in the investment portfolio.

2 Expense ratio is computed as financial guarantee underwriting and operating expenses divided by net premiums earned and other credit enhancement fees.

FINANCIAL HIGHLIGHTS

Ambac Financial Group, Inc. and Subsidiaries
(Dollars in millions, except per share amounts)

	2003	2002	2001
STATEMENT OF OPERATIONS HIGHLIGHTS			
Gross premiums written	$ 1,143.7	$ 904.0	$ 683.3
Net premiums earned and other credit enhancement fees	667.3	500.3	400.4
Net investment income	321.1	297.3	267.8
Interest income from investment and payment agreements	212.0	255.0	249.9
Financial services - other revenue	20.6	17.4	24.2
Total revenue	1,272.2	958.6	946.8
Losses and loss expenses	53.4	26.7	20.0
Financial guarantee underwriting and operating expenses	92.0	76.5	68.0
Interest expense from investment and payment agreements	196.3	231.3	235.4
Financial services - other expenses	12.1	9.9	8.9
Interest expense	54.2	43.7	40.4
Net income	618.9	432.6	432.9
Net income per share:			
Basic	5.81	4.08	4.10
Diluted	5.66	3.97	3.97
Return on equity[1]	15.7%	13.1%	15.5%
Return on equity[2]	16.5%	15.7%	15.9%
Cash dividends declared per common share	0.420	0.380	0.340
BALANCE SHEET HIGHLIGHTS			
Total investments, at fair value	$ 13,776.3	$ 12,539.3	$ 10,287.9
Prepaid reinsurance	325.5	296.1	267.7
Total assets	16,747.3	15,355.5	12,339.5
Unearned premiums	2,545.5	2,128.8	1,780.3
Losses and loss expense reserve	189.4	172.1	151.1
Obligations under investment agreements, investment repurchase agreements and payment agreements	7,076.4	7,282.9	5,511.9
Debentures	791.8	616.7	619.3
Total stockholders' equity	4,254.6	3,625.2	2,983.7

1 Defined as net income divided by average stockholders' equity.

2 Defined as net income excluding realized gains and losses and non-recurring items, divided by average stockholders' equity, exclusive of unrealized gains/losses in the investment portfolio.

2000	1999	1998	1997	1996	1995	1994
$ 483.1	$ 445.2	$ 361.0	$ 286.2	$ 247.2	$ 193.3	$ 189.9
323.4	268.3	213.0	154.0	136.6	111.8	117.5
241.0	209.3	186.2	159.7	144.9	131.0	117.1
303.2	323.2	281.9	200.3	165.2	137.4	106.0
29.7	16.9	20.4	12.1	11.2	3.4	2.8
891.5	821.8	709.8	559.0	607.4	409.9	366.4
15.0	11.0	6.0	2.9	3.8	3.4	2.6
55.2	48.8	46.7	40.7	37.2	34.5	32.8
283.0	299.5	263.6	186.7	154.5	127.7	92.4
12.2	12.3	20.3	15.2	8.5	7.8	6.1
37.5	36.5	32.8	21.3	20.9	20.9	18.8
366.2	307.9	254.0	223.0	276.3	167.6	141.1
3.49	2.94	2.42	2.12	2.63	1.59	1.34
3.41	2.88	2.37	2.09	2.60	1.58	1.32
15.9%	15.0%	12.8%	12.8%	18.3%	13.8%	13.2%
15.6%	15.1%	14.2%	12.7%	13.2%	12.8%	14.0%
0.307	0.280	0.253	0.230	0.205	0.185	0.165
$ 8,323.9	$ 8,962.5	$ 8,748.4	$ 6,915.1	$ 5,200.5	$ 4,441.6	$ 3,764.2
242.6	218.0	199.9	183.5	168.8	153.4	139.9
10,120.2	11,344.6	11,212.3	8,291.7	5,876.4	5,309.3	4,287.0
1,546.3	1,431.1	1,294.2	1,179.0	991.2	903.0	836.6
132.4	121.0	115.8	103.3	60.6	66.0	65.7
4,892.9	6,140.3	5,956.8	4,321.0	2,754.6	2,426.9	2,025.3
424.1	424.0	423.9	223.9	223.8	223.7	223.7
2,596.1	2,018.5	2,096.1	1,872.5	1,615.0	1,404.0	1,033.5

PREMIER VALUES

People – Our greatest asset is the individuals who serve our constituencies. We demonstrate by our behavior and actions that our people, their skills, development and motivation "make the difference" to give us a competitive advantage in the marketplace.

Reputation – We maintain an environment where integrity and honesty are fundamental principles of conduct. We know that our reputation is a franchise that must never be compromised.

Excellence – We understand that success means earning client respect and exceeding client expectations. We strive to achieve excellence in every task.

Meritocracy – We seek out and retain the best talent, providing our people with opportunities to grow and share in our success.

Innovation – We welcome new insights, new ideas, fresh perspectives. We value strategic thinking and are not afraid of change, recognizing that innovation is an essential success element for all companies in all industries.

Earnings/Returns – We understand that the long-term earnings growth and attractive returns on capital are of vital importance to our stockholders and other constituents.

Risk Management – We recognize that excellence in managing risk is central to our business and evidence that commitment through exacting standards and professionalism in all aspects of the risk management process.


Total Returns Since Ambac's IPO vs. S&P 500
Ambac 996%
S&P 500 269%
7/91
12/31/91
12/31/92
12/31/93
12/31/94
12/31/95
12/31/96
12/31/97
12/31/98
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03

Financial Guarantee Investment Portfolio by Rating

$7.3 Billion

based primarily on Standard & Poor's ratings


AAA 75%
BIG <1% ◆
NR 1% ➧
BBB 1%
A 6%
AA 16%

◆ Below investment grade
➧ Not rated

Bond Type Distribution of Guaranteed Portfolio

$425.8 Billion

Net Par Outstanding


International Finance 20%
Public Finance 53%
Structured Finance 27%

Guaranteed Portfolio by Rating

$425.8 Billion

Net Par Outstanding

based upon internal Ambac ratings


BBB 20%
BIG 1% ◆
AAA 10%
AA 22%
A 47%

◆ Below investment grade



Unquestioned financial resources. That's the promise behind every Ambac guarantee. When we back a bond issue or structured financing, we bring $9.6 billion in claims-paying ability, and a commitment to stand behind our promise for the full length of the issue. Our triple-A strength starts with excellent credit analysis and an underwriting process that enables us to discriminate between good and marginal credits, while being flexible enough to accommodate innovative structures and new financing techniques. The experience and insight of Ambac underwriters, combined with our rigorous credit committee reviews, ensure that each transaction meets our exacting standards. Reflecting the increasing diversity of the types of financings we guarantee, we expanded our senior credit committee structure in 2003. This enables us to divide senior credit responsibilities by specialization to ensure that each transaction undergoes rigorous and timely review by professionals with expertise in that particular discipline.



TRIPLE-A STRENGTH

Risk management excellence, combined with our capital strength and steady financial performance, enables us to maintain our important triple-A ratings. In 2003 we continued to add experienced professionals to our risk management team and to invest in the advanced systems and technology needed to stay at the forefront of credit, market and model risk analysis. In keeping with our long-term commitment to every guarantee, risk management at Ambac includes continuous surveillance of credits in our portfolio, early identification of weakening credits and prompt implementation of effective remediation initiatives when necessary.

Our triple-A-rated strength enables us to provide additional products and services to help clients achieve their financing goals, such as investment agreements and interest rate swaps. As one of a small number of triple-A-rated swap counterparties operating in the global capital markets, Ambac's swap capabilities and structuring expertise proved valuable to a growing number of clients in 2003.



Great ideas make a difference only when they are put into action. Ambac professionals bring equal commitment to both innovation and execution. Client needs are analyzed, creative solutions are offered, unique structures are pursued – all toward the key goal of getting the deal done. Responsiveness to clients, combined with our thorough, yet timely credit review process ensures that we are all on the same page. Once we agree to back a transaction, we bring a full complement of resources to cover the myriad details involved in these often-complex deals, without losing the momentum every transaction deserves. Ambac's in-house expertise includes experienced credit analysts and underwriting professionals, as well as a highly respected legal team that helps keep the process on track, always moving toward completion. This knowledge base, for example, enabled us to quickly analyze, approve and help execute two major deals securitizing anticipated tobacco settlement funds – transactions protected by state appropriation features – in New York and California.



GETTING THE DEAL DONE

Our depth of analytical expertise often aids in execution. Ambac increasingly participates in non-standard transactions, those deals that involve unique structures or, in the case of asset-backed issues, securitize pools of assets that exhibit diverse characteristics. We have the skill and the systems to take singular situations, create a workable solution and see the deal through to completion. Our ability to add value that results in efficient execution permeates transactions of all sizes in markets around the world. In 2003 we guaranteed three unique airport financings that span the range: the €1.2 billion securitization involving the Rome airports, two $800 million financings for Dallas-Fort Worth airport and a $35 million deal with several unique features for the Harrisburg, PA airport. Large and small, international and local – Ambac helped get the deal done.



Once we have accepted a mandate to participate in a transaction, it's all about the client. Our underwriters focus solely on working with the client's financing team to structure the strongest, most cost-efficient transaction, satisfying specific, often unique, requirements along the way. Our culture of teamwork encourages underwriters to reach out within Ambac to draw on the expertise and special knowledge of our professionals around the world, ensuring that our clients always receive the best we have to offer.

This focus on the client proves particularly valuable in public finance transactions that capitalize on cooperation between the public and private sectors, including those deals that draw on structured finance techniques. For example, Ambac is a market leader in providing insurance for deals privatizing and upgrading U.S. military housing throughout the U.S. Likewise, transportation issues often involve unique characteristics that require a keen understanding of the client, the project and the



CLIENT-FOCUSED SERVICE

regional economic conditions. Ambac underwriters have the relationships and knowledge to help pull all the pieces together, resulting in a successful transaction.

Strong relationships with clients continue to propel our consumer asset-backed securities business. We thoroughly examine and analyze issuers to ensure their methods are compatible with Ambac's high standards. Once we form an affiliation with an issuer, we stick with them over the long term. This approach carries over into new asset classes – our strong reputation with issuing clients resulted in invitations from leading auto loan and credit card receivables issuers to expand our guarantee business into these attractive markets. Ambac's expertise has enabled us to expand internationally as well. We now actively participate in the U.K. mortgage-backed securities market and anticipate consumer asset-backed opportunities to arise on the European continent in the years ahead.



Financial guarantees have become increasingly integral to capital market transactions in markets outside the U.S., particularly in Europe. Ambac's international leadership in insuring major financings includes significant participation in structured financings and government privatization efforts, most notably the U.K.'s ongoing Private Finance Initiative (PFI). In 2003 Ambac guaranteed more than £1.5 billion in PFI transactions, including three major deals financing expansion and improvements in the London Underground system. Innovative structured finance techniques, such as whole-company securitizations, also benefit from Ambac's financial guarantee, both in the U.K. and in transactions originating on the European continent. A €1.2 billion securitization to restructure the debt of the recently privatized Rome airports, for example, utilized Ambac's structuring expertise as well as our financial guarantee strength. Within Ambac, airport finance specialists from our U.S. public finance group worked closely with their international colleagues to help the Italian client structure the strongest transaction possible. Likewise, underwriters from Ambac's London office drew on experience



GLOBAL TEAMWORK

from numerous toll road transactions to assist their U.S. counterparts in 2003. Most notably, Ambac's London professionals helped structure and guaranteee an innovative £225 million issue financing improvements on the A1A highway that brought together several financing participants and included a new congestion management-based payment mechanism. This expertise and knowledge proved valuable to their Ambac colleagues in the U.S. in a $200 million Orange County toll road transaction later in the year.

Ambac's global reach includes major markets in Asia, including Japan, and Australia, areas that should see more financing activity in 2004 as economic conditions throughout the region improve. Ambac also selectively guarantees financings for emerging market countries, primarily transactions that rely on future flow financing or deals that include participation by a multi-lateral financial agency. Discipline in rejecting credits that fail to meet our standards, and adhering to country limits within our portfolio gives us the agility to respond when attractive opportunities arise.



FINANCIAL REVIEW

23: Management's Discussion and Analysis 43: Report on Management's Responsibilities
43: Independent Auditors' Report 44: Consolidated Balance Sheets 45: Consolidated Statements of Operations
46: Consolidated Statements of Stockholders' Equity 47: Consolidated Statements of Cash Flows
48: Notes to Consolidated Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Ambac Financial Group, Inc. is a holding company whose subsidiaries provide financial guarantees and financial services to clients in both the public and private sectors around the world.

Ambac's principal operating subsidiary, Ambac Assurance Corporation, a leading provider of financial guarantees for public finance and structured finance obligations, has earned triple-A ratings, the highest ratings available from Moody's Investors Service, Inc., Standard & Poor's Ratings Services, Fitch Inc., and Ratings and Investment Information, Inc. Ambac Assurance provides financial guarantees for bond issues and other forms of debt financing. Financial guarantee insurance is a promise to pay scheduled interest and principal if the issuer fails to meet its obligations. A bond guaranteed by Ambac receives triple-A ratings, typically resulting in lower financing costs for the issuer and generally makes the issue more marketable, both in the primary and secondary markets.

Ambac's Financial Services segment provides financial and investment products including investment agreements, interest rate swaps, total return swaps and funding conduits, principally to clients of the financial guarantee business, which includes municipalities and other public entities, health care organizations and asset-backed issuers. Ambac focuses on these businesses due to the complimentary nature of the products to its core financial guarantee product.

Ambac breaks out its core business product into Public Finance, Structured Finance and International Finance. Public Finance includes all U.S. municipal issuance including, for example, general obligations, lease and tax-backed obligations, health care, public utilities, transportation and higher education, as well as certain public/private backed transactions, such as stadium financings, military housing and student housing. Structured Finance covers U.S. structured finance transactions including mortgage-backed securities and other consumer asset-backed securities, commercial asset-backed securities, collateralized debt obligations, investor-owned utilities and asset-backed commercial paper conduits. International Finance covers both public finance initiatives and the structured finance markets outside of the U.S. Ambac has concentrated its international efforts in countries and regions where the capital markets are most advanced, primarily Western Europe, Australia and Japan.

Management believes that the Financial Guarantee business thrives on economic cycles. For example, a strong economic environment with a good or improving credit environment is beneficial to our financial guarantee portfolio. However, such conditions, if in place for an extended period of time, will reduce credit spreads and result in lower pricing. Conversely, in a deteriorating credit environment, credit spreads widen out and pricing for our product improves. However, if the weakening environment is prolonged, the stresses on our portfolio could result in claims payments in excess of normal expectations. Ambac's management believes that its business is well positioned to withstand, and in fact prosper, within the normal economic and business cycles witnessed over the past several years. Further, Ambac's Financial Guarantee business today enjoys a strong competitive position in a variety of product segments on a global scale and is well positioned for further geographic product expansion. Management believes that geographic product expansion will be driven, over the long term, by critical infrastructure needs worldwide and the expansion of global credit markets.

Ambac has stated its long-term financial goals of achieving earnings (exclusive of realized gains/losses in its investment portfolio and mark-to-market gains/losses in its credit derivatives portfolio and the impact of refundings) growth in the range of 14% to 16% and return on equity of 15%. These long-term goals will be missed from time to time, either higher or lower. Ambac's success in achieving its long-term goals will be influenced by the economic and market environments in which we operate.

FORWARD-LOOKING STATEMENTS

Materials in this annual report may contain information that includes or is based upon forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Forward-looking statements present Ambac's expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts and relate to future operating or financial performance.

Any or all of Ambac's forward-looking statements here or in other publications may turn out to be wrong and are based on current expectations and the current economic environment. Ambac's actual results may vary materially, and there are no guarantees about the performance of Ambac's securities. Among factors that could cause actual results to differ materially are: (1) changes in the economic, credit or interest rate environment in the United States and abroad; (2) the level of activity within the national and worldwide debt markets; (3) competitive conditions and pricing levels; (4) legislative and regulatory developments; (5) changes in tax laws; (6) the policies and actions of the United States and other governments and (7) other risks and uncertainties that have not been identified at this time. Ambac is not obligated to publicly correct or update any forward-looking statement if we later become aware that it is not likely to be achieved, except as required by law. You are advised, however, to consult any further disclosures we make on related subjects in Ambac's reports to the Securities and Exchange Commission.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and could potentially result in materially different results under different assumptions and conditions. Management has identified the accounting for loss and loss expenses and the valuation of financial instruments as critical accounting policies. This discussion should be read in conjunction with the consolidated financial statements and notes thereon included elsewhere in this report. Management has discussed each of these critical accounting policies and estimates with the Audit Committee of the Board of Directors.

Losses and loss expenses. Losses and loss expenses are based upon estimates of the ultimate aggregate losses inherent in the Financial Guarantee portfolio. In most instances, claim payments are forecasted in advance as a result of Ambac's active surveillance of the insured book of business. Based upon company and industry experience, claim payments become probable and estimable once the issuer's credit profile has migrated to certain impaired credit levels. The insured party has the right to a claim under Ambac's financial insurance policy at the first scheduled debt service date of the defaulted obligation. The trustee for the insured obligation notifies Ambac of the payment default so that a claim payment can be made. The trustee reports payment defaults at or prior to the scheduled payment date. Subsequent claims would be paid if payment defaults continue and would be based on the scheduled interest and principal payment.

The liability for losses and loss expenses consists of case basis credit and active credit reserves. Case basis credit reserves are established for losses on guaranteed obligations that have already defaulted. These reserves are established in an amount that is sufficient to cover the present value of the anticipated defaulted debt service payments over the expected period of default and estimated expenses associated with settling the claims, less estimated recoveries under collateral and subrogation rights. As noted above, the payment pattern and ultimate costs are determinable on an individual claim basis (i.e., the scheduled debt service of the insured obligation). Ambac discounts these reserves in accordance with discount rates prescribed or permitted by state regulatory authorities. Net case basis credit reserves were $54.7 million and $49.0 million at December 31, 2003 and 2002, respectively. Consistent with industry practice, we also establish and accrue an active credit reserve, which is separate from the case basis credit reserves noted above. We believe, based on our active surveillance of the insured portfolio, along with historical defaults and related loss data and current economic factors, that additional losses are inherent in our portfolio. Current economic factors considered include estimates of current defaults and recovery values from collateral or subrogation rights. The active credit reserve is established based upon probable debt service defaults from incurred losses, as a result of credit deterioration. Reserve amounts are reasonably estimated based on management's review of each credit. Active surveillance of the insured portfolio enables Ambac to track credit migration of insured obligations from period to period. Our Surveillance group, which is comprised of senior credit professionals, all of whom are independent from transaction execution, is responsible for extensive ongoing review of every credit to which Ambac has exposure. At least monthly, Senior Finance and Credit Management meets with Surveillance to review the status of their work. During the monthly review, Senior Management determines the adequacy of Ambac's loss reserves and makes any necessary adjustments. Active credit reserves were $132.2 million and $118.6 million at December 31, 2003 and 2002, respectively.

Ambac's management believes that the reserves for losses and loss expenses are adequate to cover the ultimate net cost of claims, but the reserves are necessarily based on estimates and there can be no assurance that the ultimate liability will not exceed such estimates.

Valuation of Financial Instruments. The fair market values of financial instruments held are determined by using independent market information when available and valuation models when market quotes are not available. Ambac's financial instruments categorized as assets are mainly comprised of investments in fixed income securities and are accounted for in accordance with Statement of Financial Accounting Standards ("SFAS") 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires that all debt instruments and certain equity instruments be classified in Ambac's balance sheet according to their purpose and, depending on that classification, be carried at either cost or fair market value.

The fair values of fixed income investments are based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes. When quotes are not available, fair values are estimated based upon internal valuation models. The percentage of the investment portfolio that is based upon internal valuation models was 1% at December 31, 2003 and 2002.

Ambac has a formal review process for all securities in its investment portfolio, including a review for impairment losses. Factors considered when assessing impairment include: (i) securities whose fair values have declined by 20% or more below amortized cost for a continuous period of at least six months; (ii) recent credit downgrades by rating agencies; (iii) the financial condition of the issuer; (iv) whether scheduled interest payments are past due; and (v) whether Ambac has the ability and intent to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value. If we believe a decline in the value of a particular investment is temporary, we record the decline as an unrealized loss, net of tax, in Accumulated Other Comprehensive Income in stockholders' equity on our Consolidated Balance Sheets. If we believe the decline is "other than temporary," we write-down the carrying value of the investment and record a loss on our Consolidated Statements of Operations. Ambac's assessment of a decline in value includes management's current judgment of the factors noted above. If that judgment changes in the future, Ambac may ultimately record a loss after having originally concluded that the decline in value was temporary.

Ambac's exposure to derivative instruments is created through interest rate, currency, total return and credit default swaps. These contracts are accounted for under SFAS 133 "Accounting for Derivative Instruments and Certain Hedging Activities," as amended. When available, quotes are obtained from independent market sources. However, when quotes are not available, Ambac uses a combination of internally developed models and market driven inputs, primarily credit spreads, current yield curves and tax-exempt interest ratios. For additional information regarding the sensitivity of these instruments, see "Risk Management—Market Risk" below.

RESULTS OF OPERATIONS

The following paragraphs describe the consolidated results of operations of Ambac and its subsidiaries for 2003, 2002 and 2001, and its financial condition as of December 31, 2003 and 2002. These results are presented for Ambac's two reportable segments: Financial Guarantee and Financial Services.

Income From Continuing Operations. Ambac's income from continuing operations in 2003 was $628.1 million or $5.74 per diluted share, an increase of $196.2 million, compared to $431.9 million or $3.96 per diluted share in 2002. Ambac's income before income taxes was $849.6 million in 2003, an increase of 51% from income before income taxes of $563.3 million in 2002. Of the $849.6 million of income (loss) before income taxes in 2003, $888.1 million was from Financial Guarantee, $23.0 million from Financial Services and $(61.5) million from Corporate. Corporate consists primarily of Ambac's interest expense. That compares to income (loss) before income taxes in 2002 of $712.9 million, $(103.7) million and $(45.9) million from Financial Guarantee, Financial Services and Corporate, respectively. Financial guarantee income before income taxes increased as a result of (i) higher net premiums earned and other credit enhancement fees, (ii) higher net investment income and (iii) higher net mark-to-market gains on credit derivative contracts, partially offset by (i) a higher provision for losses and loss expenses and (ii) higher operating expenses. Financial Services increase is primarily attributable to the net realized investment losses of $134.1 million in 2002.

Ambac's income from continuing operations in 2002 was relatively flat compared to $433.0 million and $3.97 per diluted share, in 2001. Ambac's income before income taxes in 2002 was down 1% from income before income taxes of $568.0 million in 2001. This decrease was attributable to a decline in the Financial Services segment primarily attributable to higher net realized investment losses, partially offset by growth in the Financial Guarantee segment. Income (loss) before income taxes in 2001 consisted of $583.9 million from Financial Guarantee, $26.7 million from Financial Services and $(42.6) million from Corporate.

Net (Loss) Income From Discontinued Operations. In November 2003, Ambac announced that it had entered into an agreement to sell the operations of Cadre Financial Services, Inc. and Ambac Securities, Inc., its investment advisory and cash management business. This business had been part of the Financial Services segment. The decision to sell this business will enable Ambac to focus on its core financial guarantee business.

Included in the net loss from discontinued operations of $9.2 million for 2003, is a write-down of goodwill of $4.7 million. Excluding the goodwill write-down, the net (loss) income from discontinued operations would have been $(4.5) million, $0.7 million and $(0.1) million for 2003, 2002 and 2001, respectively.

FINANCIAL GUARANTEE

Ambac provides financial guarantees for debt obligations through its principal operating subsidiary Ambac Assurance Corporation, as well as credit protection in the form of structured credit derivatives through Ambac Credit Products LLC, a wholly-owned subsidiary of Ambac Assurance. Ambac provides these services in three principal markets: public finance, structured finance and international finance.

Public finance obligations are bonds issued by states, municipalities and other governmental or not-for-profit entities located in the United States ("Public Finance"). Bond proceeds are used to finance or refinance a broad spectrum of public purpose initiatives, including education, utility, transportation, health care and other general purpose projects. Although Ambac generally guarantees the full range of Public Finance obligations, Ambac concentrates on those deals that require more structuring skills. Certain projects, which had been financed by the local or U.S. government alone are now being financed through public-private partnerships. In these transactions, debt service on the bonds, rather than being paid solely by tax revenues or other governmental funds, are being paid from a variety of revenue sources, including revenues derived from the project itself. Examples of these deals include stadium financings, student housing and military housing.

Structured finance obligations include the securitization of a variety of asset types such as mortgages, home equity loans, leases and pooled debt obligations originated in the United States ("Structured Finance"). Currently, the largest component of Ambac's Structured Finance business relates to the securitization of mortgages and home equity loans. Another target area in Structured Finance is the credit enhancement of pooled debt obligations including structured credit derivatives. These transactions involve the securitization of a diverse portfolio of corporate bonds and loan obligations and asset-backed securities (the "Securitized Assets"). Ambac's exposure to these Securitized Assets is mitigated through first loss protection. Typically, first loss protection is either in the form of over-collateralization (i.e., the principal amount of the Securitized Assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), or excess spread (i.e., interest cash flows on the Securitized Assets is in excess of the interest on the debt obligations guaranteed by Ambac Assurance), which allows the transaction to experience defaults among the Securitized Assets before a default is experienced on the structured finance obligations.

International finance obligations include public purpose infrastructure projects and asset-backed securities originated outside of the United States ("International Finance"). Ambac's emphasis internationally has been on Western Europe, Japan and Australia. In the United Kingdom, Ambac has participated extensively in the Private Finance Initiative whereby the government has been privatizing certain activities. Ambac also participates in developing markets through certain structures such as pooled debt obligations or future flow transactions. Future flow transactions essentially securitize future revenue streams derived from operating receivables or the sale of commodities.

Gross Par Value Written. Ambac Assurance guaranteed $115.3 billion of par value bonds during 2003, a decrease of 1% from $116.4 billion in 2002. Par value written during 2002 increased 29% compared to $90.1 billion written during 2001. Par value written during 2003 comprised $44.7 billion from the guarantee of Public Finance obligations, $48.5 billion from Structured Finance obligations and $22.1 billion from International Finance obligations, versus $43.7 billion, $47.5 billion and $25.2 billion, respectively, in 2002 and $33.2 billion, $37.4 billion and $19.5 billion, respectively, in 2001. The 2003 increase in guaranteed Public Finance obligations was affected by an 8% increase in total Public Finance issuance and an increase in insured market penetration from 49% in 2002 to 50% in 2003. Ambac's Public Finance market share was flat compared to 2002 at 21%. The increase in total issuance was largely the result of the lower interest rate environment causing an increase in both the refinancing and new money components of the market during 2003. Also contributing to the increased issuance are the budget deficits of municipalities throughout the United States. The increase in guaranteed Structured Finance obligations during 2003 resulted from a large unique structured transaction, partially offset by lower mortgage-backed and investor-owned utilities guarantees. International Finance obligations guaranteed during 2003 decreased primarily due to significantly lower pooled debt obligations, partially offset by higher transportation revenue and mortgage-backed and home equity guarantees.

The following table provides a breakdown of guaranteed net par outstanding by market sector:

(Dollars in billions)	**2003**	2002
Public Finance	**$224.2**	$206.5
Structured Finance	**115.2**	105.0
International Finance	**86.4**	67.7
Total net par outstanding	**$425.8**	$379.2

Gross Premiums Written. Ambac receives insurance premiums either upfront at policy issuance or on an installment basis over the life of the transaction. The collection method is determined at the time of policy issuance. Gross premiums written in 2003 were $1,143.7 million, an increase of 27% from $904.0 million in 2002. Up-front premiums written in 2003 were $739.0 million, an increase of 34% from $552.6 million in 2002. This increase is a result of increased business activity in all market sectors – Public, Structured and International Finance. Installment premiums written in 2003 were $404.7 million, an increase of 15% from $351.4 million in 2002. The growth in installment premiums is due to the growing book of business in the Structured and International Finance sector, partially offset by lower Public Finance installment premiums written. Gross premiums written in 2002 increased 32% from $683.3 million in 2001. This is a result of increased business activity in Public and Structured Finance, partially offset by lower International Finance premiums written. The following table sets forth the amounts of gross premiums written and related gross par written by type:

(Dollars in millions)	2003		2002		2001	
	Gross Premiums Written	Gross Par Written	Gross Premiums Written	Gross Par Written	Gross Premiums Written	Gross Par Written
Public Finance:						
Up-front	$ 576.7	$ 41,428	$462.1	$ 39,283	$323.7	$30,414
Installment	25.9	3,259	42.2	4,448	25.4	2,797
Total Public Finance	602.6	44,687	504.3	43,731	349.1	33,211
Structured Finance:						
Up-front	81.7	5,683	57.9	3,498	40.6	3,016
Installment	229.0	42,859	204.6	43,947	152.5	34,437
Total Structured Finance	310.7	48,542	262.5	47,445	193.1	37,453
International Finance:						
Up-front	80.6	3,459	32.6	1,662	76.5	2,965
Installment	149.8	18,652	104.6	23,539	64.6	16,504
Total International Finance	230.4	22,111	137.2	25,201	141.1	19,469
Total	$1,143.7	$115,340	$904.0	$116,377	$683.3	$90,133
Total up-front	$ 739.0	$ 50,570	$552.6	$ 44,443	$440.8	$36,395
Total installment	404.7	64,770	351.4	71,934	242.5	53,738
Total	$1,143.7	$115,340	$904.0	$116,377	$683.3	$90,133

Adjusted Gross Premiums. Adjusted gross premiums written, which is not promulgated under GAAP, is used by management, equity analysts and investors as an indication of premium production. Adjusted gross premiums written, which Ambac reports as analytical data, is defined as gross (direct and assumed) up-front premiums written plus the present value of estimated future installment premiums written on insurance policies and structured credit derivatives issued in the period.

The following table reconciles adjusted gross premiums written to gross premiums written for the years ended 2003, 2002 and 2001:

(Dollars in millions)	2003	2002	2001
Adjusted gross premiums written	$1,488.9	$1,299.5	$ 974.3
Present value of estimated installment premiums written on insurance policies and structured credit derivatives issued in the period	(749.9)	(746.9)	(533.5)
Gross up-front premiums written	739.0	552.6	440.8
Gross installment premiums written on insurance policies	404.7	351.4	242.5
Gross premiums written	$1,143.7	$ 904.0	$ 683.3

Adjusted gross premiums written were $1,488.9 million in 2003, up 15% from $1,299.5 million in 2002. The increase was due to increased activity in all markets. Public Finance adjusted gross premiums were $669.3 million in 2003, up 21% from $552.8 million in 2002. This increase resulted from higher issuance and higher insured penetration, as discussed above under "Gross Par Value Written." Structured Finance adjusted gross premiums were $454.8 million in 2003, up 3% from $441.2 million in 2002. International Finance adjusted gross premiums were $364.8 million in 2003, up 19% from $305.5 million in 2002. International Finance business continues to be dominated by large transactions with the top ten deals comprising $268.2 million and $149.1 million in 2003 and 2002, respectively. These deals represent 74% and 49% of total International Finance adjusted gross premiums written for 2003 and 2002, respectively. The activity in 2003 was represented by a broad spectrum of bond types, specifically transportation, utilities, and private finance initiatives in the United Kingdom. Adjusted gross premiums written in 2002 increased 33% from $974.3 million in 2001. The increase in 2002 was due to increased activity in all markets. The aggregate net present value, calculated at a 7% discount rate, of estimated future installment premiums was $1,555.6 million at December 31, 2003, up 16% from $1,342.2 million at December 31, 2002.

Ceded Premiums Written. Ambac's reinsurance program is comprised of a surplus share treaty and facultative reinsurance. The surplus share treaty requires Ambac to cede covered transactions while retaining flexibility to cede those transactions within a predefined range. Certain types of transactions are excluded from the surplus share treaty and management may use facultative reinsurance to cede such risks. Ceded premiums written in 2003 were $138.1 million, up 22% from $113.5 million in 2002. Ceded premiums as a percentage of gross premiums written were 12.1% and 12.6% for 2003 and 2002, respectively. Ceded premiums written in 2002 were up 19% from $95.5 million in 2001, which represented ceded premiums as percentage of gross premiums written of 14.0%. The decline in ceded premiums as a percentage of gross premiums written from 2001 to 2002 were primarily due to lower ceded premiums of Public Finance transactions.

The reinsurance of risk does not relieve Ambac of its original liability to its policyholders. In the event that any of Ambac's reinsurers are unable to meet their obligations under reinsurance contracts, Ambac would be liable for such defaulted amounts. To minimize exposure to significant losses from reinsurers, Ambac (i) monitors the financial condition of its reinsurers; (ii) has collateral provisions in certain reinsurance contracts and (iii) has certain termination triggers that can be exercised by Ambac in the event of a rating downgrade of a reinsurer. Ambac held letters of credit and collateral amounting to approximately $141.8 million from its reinsurers as of December 31, 2003. The following table provides ceded par outstanding by financial strength rating of Ambac's reinsurers, on a Standard and Poor's ("S&P") basis:

(Dollars in billions)	**2003**	2002
AAA	**$19.3**	$23.8
AA	**15.9**	20.4
A	**7.7**	–
Not rated	**6.7**	–
Total	**$49.6**	$44.2

In January 2003, S&P lowered the financial strength rating of AXA Re Finance S.A. from AAA to BBB. The ratings were subsequently withdrawn at AXA Re Finance S.A. management's request. This downgrade was attributable to AXA Re Finance S.A.'s decision to cease writing new financial guarantee business. During 2003, S&P lowered the financial strength rating of American Re-Insurance Company from AA- to A. The downgrade was the result of the downgrade of American Re-Insurance Co.'s ultimate parent, Munich Reinsurance Company. The downgrades give Ambac the contractual right to terminate all reinsurance agreements with both AXA Re Finance S.A. and American Re-Insurance Company. Ambac is currently exploring whether or not to exercise this contractual right. When a reinsurer is downgraded, less capital credit is given to Ambac under rating agency models. The reduced capital credit has not and is not expected to have a material adverse effect on Ambac.

Net Premiums Earned and Other Credit Enhancement Fees. Net premiums earned and other credit enhancement fees during 2003 were $667.3 million, an increase of 33% from $500.3 million in 2002. This increase was primarily the result of the larger Financial Guarantee book of business, higher refundings, calls, and accelerations of previously insured obligations (collectively referred to as "refundings") during the year and higher credit enhancement fees earned from the structured credit derivatives business.

When an issue insured by Ambac Assurance has been refunded or called, any remaining unearned premium (net of refunding credits, if any) is earned at that time. Earnings on refundings typically relate to transactions where the premium is paid up-front for the life of the policy. Refunding levels vary depending upon a number of conditions, primarily the relationship between current interest rates and interest rates on outstanding debt. Net premiums earned included $82.2 million and $52.0 million from refundings of previously insured issues during 2003 and 2002, respectively. The current low interest rate environment has prompted the relatively high level of accelerated earnings. When interest rates rise in the future, accelerated earnings should decline.

Excluding the effect of accelerated earnings related to refundings, normal net premiums earned (which is defined as net premiums earned less refundings) in 2003 were $538.2 million, an increase of 28% from $419.5 million in 2002. Normal net premiums earned for the year ended December 31, 2003, increased 18%, 30% and 43% for Public, Structured and International Finance, respectively, from the year ended December 31, 2002. Public Finance earned premium growth resulted from increased activity in that market over the year, enhanced by the continued focus on structured municipal transactions. Normal earned premium growth for Structured Finance continues to be driven by strong writings in consumer asset-backed transactions partially offset by the continued high level of pay-downs of the existing mortgage-backed book. International Finance net earned premium growth resulted from the effect of strong underwriting results in both 2003 and 2002.

Other credit enhancement fees in 2003, which is primarily comprised of fees received from the structured credit derivatives product, were $46.9 million, an increase of 63% from $28.8 million in 2002. This increase was due to rapid growth in the structured credit derivative business during the past several years.

Net premiums earned and other credit enhancement fees during 2002 increased 25% from $400.4 million in 2001. This increase was primarily the result of the larger Financial Guarantee book of business, higher refundings and higher other credit enhancement fees earned from structured credit derivatives. Net premiums earned in 2001 included $38.6 million from refundings. Excluding the effect of accelerated earnings related to refundings, normal net premiums earned in 2002 increased 23% from $340.1 million in 2001. Other credit enhancement fees increased 33% from $21.7 million in 2001.

The following table provides a breakdown of net premiums earned by market sector and other credit enhancement fees:

(Dollars in millions)	**2003**	2002	2001
Public Finance	**$184.4**	$156.3	$137.2
Structured Finance	**226.9**	174.7	146.3
International Finance	**126.9**	88.5	56.6
Total normal premiums earned	**538.2**	419.5	340.1
Refundings	**82.2**	52.0	38.6
Total net premiums earned	**620.4**	471.5	378.7
Other credit enhancement fees	**46.9**	28.8	21.7
Total net premiums earned and other credit enhancement fees	**$667.3**	$500.3	$400.4

Net Investment Income. Net investment income in 2003 was $321.1 million, an increase of 8% from $297.3 million in 2002. The increase was attributable to: (i) the growth of the investment portfolio resulting from the growth in the Financial Guarantee book of business, partially offset by a lower reinvestment rate due to the current interest rate environment; and (ii) a capital contribution from Ambac Financial Group, Inc. to Ambac Assurance totaling approximately $75 million during the first quarter of 2003. The capital contribution is a result of Ambac Financial Group's issuance of $175.0 million of debentures in February 2003. Investments in tax-exempt securities amounted to 72% of the total fair value of the portfolio as of December 31, 2003, versus 71% and 65% as of December 31, 2002 and December 31, 2001, respectively. The average pre-tax yield-to-maturity on the investment portfolio was 4.93% as of December 31, 2003 compared with 5.18% and 5.74% at December 31, 2002 and 2001, respectively. Net investment income in 2002 increased 11% from $267.8 million in 2001. This increase was primarily attributable to the growth of the investment portfolio resulting from the growth in the Financial Guarantee book of business, partially offset by a lower reinvestment rate due to the interest rate environment, and a capital contribution from Ambac Financial Group, Inc. to Ambac Assurance totaling approximately $176 million during the fourth quarter 2001. The contribution was in the form of taxable investment securities.

Net Realized Investment Gains. Net realized investment gains in 2003 were $40.2 million, compared to net realized gains of $40.9 million and $2.1 million in 2002 and 2001, respectively. The following table details amounts included in net realized gains:

(Dollars in millions)	**2003**	2002	2001
Net gains on securities sold	**$30.8**	$39.1	$ 5.3
Foreign exchange gains (losses) on investments	**9.4**	1.8	(3.2)
Net realized gains	**$40.2**	$40.9	$ 2.1

Net gains on securities sold are generated as a result of the ongoing management of the investment portfolio. Foreign exchange gains and losses primarily result from investing in short-term foreign currency denominated securities.

Net Mark-to-Market Gains (Losses) on Credit Derivative Contracts. Net mark-to-market gains on credit derivative contracts in 2003 were $0.0 million, compared to net mark-to-market losses of $27.9 million and $3.6 million in 2002 and 2001, respectively. The change in estimated fair value of structured credit derivative contracts reflects net mark-to-market gains and losses due to changes in credit spreads on the underlying obligations. Realized net losses paid on structured credit derivatives totaled $1.2 million, $5.8 million and none for the years ended December 31, 2003, 2002 and 2001, respectively.

Other Income. Other income in 2003 was $5.0 million, a decrease of 9% from $5.5 million in 2002. Included in other income are deal structuring fees and commitment fees. Other income increased 6% in 2002 from $5.2 million in 2001.

Losses and Loss Expenses. Losses and loss expenses in 2003 were $53.4 million, versus $26.7 million in 2002 and $20.0 million in 2001. This increase was the result of credit deterioration in the insured portfolio. Credit deterioration during 2003 is primarily related to credits in the domestic structured finance business.

The following tables provide details of losses paid, net of recoveries received for the years ended December 31, 2003, 2002 and 2001 and net case reserves at December 31, 2003 and December 31, 2002:

(Dollars in millions)	**2003**	2002	2001
Net losses paid:			
Public Finance	**$ 5.8**	$6.0	$1.3
Structured Finance	**26.9**	3.2	–
International Finance	**1.4**	–	–
Total	**$34.1**	$9.2	$1.3

(Dollars in millions)	**2003**	2002
Net case basis credit reserves(*):		
Public Finance	**$22.6**	$19.0
Structured Finance	**26.7**	26.1
International Finance	**5.4**	3.9
Total	**$54.7**	$49.0

*After netting reinsurance recoverables on unpaid losses amounting to $2.5 million and $4.6 million in 2003 and 2002, respectively.

The following table summarizes Ambac's loss reserves split between case basis credit loss reserves and active credit reserves at December 31, 2003 and 2002:

(Dollars in millions)	2003	2002
Net loss and loss expense reserves:		
Case basis credit reserves	$ 54.7	$ 49.0
Active credit reserves	132.2	118.6
Total	$186.9	$167.6

The following table summarizes the changes in the total net loss reserves for the years ended December 31, 2003 and 2002:

(Dollars in millions)	2003	2002
Beginning balance of net loss reserves	$167.6	$150.1
Additions to loss reserves	53.4	26.7
Losses paid	(45.6)	(11.1)
Recoveries of paid losses from reinsurers	4.0	1.3
Other recoveries	7.5	0.6
Ending balance of net loss reserves	$186.9	$167.6

At December 31, 2003, estimated claim payments, net of estimated recoveries, through 2018 totaled $64.6 million. Related future payments are $2.4 million, $37.9 million, $5.5 million, $3.4 million and $3.4 million for 2004, 2005, 2006, 2007 and 2008, respectively. Additions (reductions) made to the case basis credit reserve totaled $5.7 million, $25.6 million and $(0.1) million in 2003, 2002 and 2001, respectively. The increase in the 2003 case basis credit reserve is primarily attributable to credit deterioration on certain domestic structured finance obligations.

Underwriting and Operating Expenses. Underwriting and operating expenses of $92.0 million in 2003 increased by 20% from $76.5 million in 2002. Underwriting and operating expenses in 2002 increased 13% from $68.0 million in 2001. Underwriting and operating expenses consist of gross underwriting and operating expenses, less the deferral to future periods of expenses and reinsurance commissions related to the acquisition of new insurance contracts, plus the amortization of previously deferred expenses and reinsurance commissions. In 2003, gross underwriting and operating expenses were $135.8 million, an increase of 15% from $117.7 million in 2002. During 2002, gross underwriting and operating expenses increased 19% from $99.3 million in 2001. The increases in gross underwriting and operating expenses in both 2003 and 2002 reflect the overall increased business activity in those years and are primarily attributable to higher compensation costs related to the addition of staff and the expensing of stock options that began in 2003 which totaled $6.2 million. Underwriting and operating expenses deferred were $79.5 million, $73.1 million, and $59.5 million in 2003, 2002 and 2001, respectively. The amortization of previously deferred expenses and reinsurance commissions was $38.5 million, $32.3 million, and $28.2 million in 2003, 2002 and 2001, respectively. The high level of refundings contributed to the increase in amortization of previously deferred expenses in both 2003 and 2002, as any deferred costs associated with a refunded issue is fully amortized at the time of refunding.

FINANCIAL SERVICES

Through its Financial Services subsidiaries, Ambac provides financial and investment products including investment agreements, interest rate swaps, total return swaps and funding conduits, which include municipalities and their authorities, health care organizations and asset-backed issuers.

Financial Services net revenue is defined and analyzed by management as gross interest income less gross interest expense from investment and payment agreements plus revenue from derivative products, and excludes net realized and unrealized losses. Net revenues in 2003 decreased 12% to $36.3 million from $41.1 million in 2002. This decrease is primarily due to lower investment agreement net interest income, which has been adversely impacted by the continued decline in interest rates. The decline in interest rates results in lower income on cash held for liquidity purposes. Additionally, certain mortgage-backed investments tend to prepay causing the related proceeds to be reinvested at lower yields. The decrease in investment agreement net interest income was partially offset by higher derivative product revenues. Net revenues in 2002 increased 6% from $38.6 million in 2001. This increase in net revenue from 2001 to 2002 was primarily due to higher investment agreement net interest income due to higher interest rate spreads and higher volume, partially offset by lower derivative product revenue.

Net realized investment losses in 2003 were $2.0 million compared to net realized investment losses of $134.1 million in 2002. The 2003 and 2002 realized investment loss resulted primarily from a write-down of asset-backed notes issued by National Century Financial Enterprises, Inc. ("NCFE"). These notes, which were rated triple-A until October 25, 2002, defaulted and NCFE filed for protection under Chapter 11 of the U.S. Bankruptcy Code in November 2002. The NCFE notes, which are backed by health care receivables were initially written down by $139.7 million to 20% of par value at December 31,2002. NCFE was further written down by $10.5 million in 2003 to approximately 14% of par value at December 31, 2003. This value represents Ambac's best estimate of its future recovery from assets in the trust based on existing facts and circumstances and presumes no recovery from litigation.

Financial Services other expenses in 2003 were $12.1 million, an increase of 22% from $9.9 million in 2002, primarily due to higher compensation expenses. Other expenses in 2002 increased 11% from $8.9 million in 2001.

CORPORATE ITEMS

Interest Expense. Interest expense was $54.2 million, $43.7 million and $40.4 million in 2003, 2002 and 2001, respectively. The increase in 2003 is primarily attributable to Ambac's issuance of $200 million, 5.95% debt, due February 28, 2103, issued in February 2003 and the issuance of $175 million, 5.875%, due March 24, 2103, issued in March 2003. This was partially offset by the redemption at par of Ambac's $200 million, 7.08% debentures in April 2003. For additional information, please refer to "Liquidity and Capital Resources – Ambac Financial Group, Inc. Liquidity" section. The 2002 increase is primarily attributable to Ambac's issuance of $200 million in debentures in October 2001, partially offset by lower bank fees associated with capital facilities.

Provision for Income Taxes. Income taxes for continuing operations for 2003 were at an effective rate of 26.1%, compared to 23.3% and 23.8% for 2002 and 2001, respectively. The increase in the effective tax rate in 2003 as compared to 2002 is primarily due to increased underwriting profits in 2003 and the NCFE loss and the related reduction in taxable profits in 2002. The decrease in the effective tax rate in 2002 as compared to 2001 is due to the NCFE loss mentioned above, partially offset by increasing underwriting profits in 2002 and a favorable tax settlement of a state income tax audit in 2001.

LIQUIDITY AND CAPITAL RESOURCES

Ambac Financial Group, Inc. Liquidity. Ambac's liquidity, both on a short-term basis (for the next twelve months) and a long-term basis (beyond the next twelve months), is largely dependent upon: (i) Ambac Assurance's ability to pay dividends or make other payments to Ambac; (ii) external financings and (iii) investment income from its investment portfolio. Pursuant to Wisconsin insurance laws, Ambac Assurance may declare dividends, provided that, after giving effect to the distribution, it would not violate certain statutory equity, solvency and asset tests. Based upon these tests, without regulatory approval, the maximum amount that will be available during 2004 for payment of dividends by Ambac Assurance is approximately $274.0 million. During 2003, Ambac Assurance paid dividends of $89.6 million on its common stock to Ambac.

Ambac's principal uses of liquidity are for the payment of its operating expenses, income taxes, interest on its debt, dividends on its shares of common stock, purchases of its common stock in the open market and capital investments in its subsidiaries. Ambac contributed $210.4 million to Ambac Assurance Corporation during 2003.

The following table includes aggregated information about contractual obligations. These contractual obligations impact Ambac's short- and long-term liquidity and capital resource needs. The table includes information about payments due under specified contractual obligations, aggregated by type of contractual obligation, including the maturity profile of Ambac's consolidated long-term debt obligations, investment agreement obligations, payment agreement obligations and operating leases. Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding on Ambac.

	Contractual Obligations by Year					
(Dollars in millions)	2004	2005	2006	2007	2008	Thereafter
Long-term debt obligations [1]	$ –	$ –	$ –	$ –	$ –	$ 791.8
Investment agreement obligations	1,513.9	634.7	711.9	681.7	705.4	1,773.6
Payment agreement obligations	23.6	17.2	21.6	23.4	31.4	804.8
Operating lease obligations	8.0	7.4	7.2	6.3	6.6	84.2
Purchase obligations [2]	7.1	2.1	1.7	–	–	–
Pension and post retirement benefits [3]	2.9	2.7	2.8	2.9	3.0	17.2
Total	$1,555.5	$664.1	$745.2	$714.3	$746.4	$3,471.6

[1] For additional information about long-term debt, see Note 14 to the Consolidated Financial Statements.
[2] Purchase obligations includes various technology related maintenance agreements, rating agency fees and other outside services.
[3] Amount represents expected contributions to the funded defined benefit pension plan and benefit payments on unfunded pension and other postretirement plans for the next 10 years. Contributions to the funded pension plan are equal to the maximum amount that can be deducted for Federal income tax purposes, under current tax laws.

Based on the amount of dividends that it expects to receive from Ambac Assurance and other subsidiaries during 2004, and the income it expects to receive from its investment portfolio, management believes that Ambac will have sufficient liquidity to satisfy its needs over the next twelve months, including the ability to pay dividends on its common stock in accordance with its dividend policy. Beyond the next twelve months, Ambac Assurance's ability to declare and pay dividends to Ambac may be influenced by a variety of factors including adverse market changes, insurance regulatory changes and changes in general economic conditions. Consequently, although management believes that Ambac will continue to have sufficient liquidity to meet its debt service and other obligations over the long term, no guarantee can be given that Ambac Assurance will be able to dividend amounts sufficient to pay all of Ambac's operating expenses, debt service obligations and dividends on its common stock.

Ambac Assurance Liquidity. The principal uses of Ambac Assurance's liquidity are the payment of operating expenses, claim payments, reinsurance premiums, taxes, dividends to Ambac, and capital investments in its subsidiaries. Management believes that Ambac Assurance's operating liquidity needs can be funded exclusively from its operating cash flow. The principal sources of Ambac Assurance's liquidity are gross premiums written, scheduled investment maturities, net investment income and receipts from structured credit derivatives.

Financial Services Liquidity. The principal uses of liquidity by Financial Services subsidiaries are payment of investment and payment agreement obligations pursuant to defined terms, net obligations under interest rate swaps and related hedges, operating expenses and income taxes. Management believes that its Financial Services liquidity needs can be funded primarily from its operating cash flow and the maturity of its invested assets. The principal sources of this segment's liquidity are proceeds from issuance of investment agreements, net investment income, maturities of securities from its investment portfolio (which are invested with the objective of matching the maturity schedule of its obligations under the investment agreements) and net receipts from interest rate swaps and related hedges. Additionally, from time to time, liquidity needs of the Financial Services subsidiaries are satisfied by short-term intercompany loans from Ambac Assurance. The investment objectives with respect to investment agreements are to achieve the highest after-tax total return, subject to a minimum average quality rating of Aa/AA on invested assets, and to maintain cash flow matching of invested assets to funded liabilities to minimize interest rate and liquidity exposure. Financial Services subsidiaries maintain a portion of their assets in short-term investments and repurchase agreements in order to meet unexpected liquidity needs.

Credit Facilities. Ambac and Ambac Assurance have a revolving credit facility with eight major international banks for $300 million, which expires in July 2004 and provides a two-year term loan provision. The facility is available for general corporate purposes, including the payment of claims. As of December 31, 2003 and 2002, no amounts were outstanding under this credit facility. This facility's financial covenants require that Ambac: (i) maintain as of the end of each fiscal quarter a debt to capital ratio of not more than 30% and (ii) maintain at all times total stockholders' equity equal to or greater than $2.0 billion. At December 31, 2003, Ambac met all of these requirements.

Capital Support. Ambac Assurance has a series of perpetual put options on its own preferred stock. The counterparty to these put options are trusts established by a major investment bank. The trusts were created as a vehicle for providing capital support to Ambac Assurance by allowing it to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put option were exercised, the preferred stock holdings of Ambac Assurance would give investors the rights of an equity investor in Ambac Assurance. Such rights are subordinate to insurance claims, as well as to the general unsecured creditors of Ambac Assurance. If exercised, Ambac Assurance would receive up to $800 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims. Dividend payments on the preferred stock are cumulative only if Ambac Assurance pays dividends on its common stock. Each trust is restricted to holding high quality short-term commercial paper investments to ensure that it can meet its obligations under the put option. To fund these investments, each trust has issued its own auction market perpetual preferred stock. Ambac Assurance pays a put option fee. Each trust is rated AA/Aa2 by Standard & Poor's and Moody's, respectively.

From time to time Ambac accesses the capital markets to support the growth of its businesses. In April 2003, Ambac filed Form S-3 with the SEC utilizing a "shelf" registration process. Under this process, Ambac may issue up to $500 million of the securities described in the prospectus filed as part of the registration, namely, common stock, preferred stock and debt securities of Ambac.

Balance Sheet. Total assets as of December 31, 2003 were $16.75 billion, an increase of 9% from total assets of $15.36 billion at December 31, 2002. This increase was due primarily to cash generated from business written during 2003 and proceeds from debt issuances. Stockholders' equity as of December 31, 2003 was $4.25 billion, an increase of 17% from $3.63 billion at year-end 2002. The increase stemmed primarily from net income generated for the year.

The following table summarizes the composition of the fair value of Ambac's investment portfolio by segment at December 31, 2003 and 2002:

(Dollars in millions)	Financial Guarantee	Financial Services	Corporate	Total
2003:				
Fixed income securities:				
Municipal obligations	**$5,305.3**	**$ 428.7**	**$ –**	**$ 5,734.0**
Corporate obligations	**465.0**	**621.2**	**–**	**1,086.2**
Foreign obligations	**177.2**	**–**	**–**	**177.2**
U.S. government obligations	**83.8**	**6.2**	**–**	**90.0**
Mortgage and asset-backed securities (includes U.S. government agency obligations)	**1,092.2**	**4,663.3**	**17.2**	**5,772.7**
Other	**3.3**	**–**	**1.1**	**4.4**
	7,126.8	**5,719.4**	**18.3**	**12,864.5**
Short-term	**208.1**	**6.0**	**36.3**	**250.4**
	7,334.9	**5,725.4**	**54.6**	**13,114.9**
Fixed income securities pledged as collateral:				
U.S. government obligations	**–**	**12.3**	**–**	**12.3**
Mortgage and asset-backed securities (includes U.S. government agency obligations)	**–**	**649.1**	**–**	**649.1**
	–	**661.4**	**–**	**661.4**
Total investments	**$7,334.9**	**$6,386.8**	**$54.6**	**$13,776.3**
Percent total	**53.2%**	**46.4%**	**0.4%**	**100%**
2002:				
Fixed income securities:				
Municipal obligations	$ 4,470.1	$ 417.8	$ –	$ 4,887.9
Corporate obligations	432.5	1,136.8	–	1,569.3
Foreign obligations	120.6	–	–	120.6
U.S. government obligations	101.6	6.6	–	108.2
Mortgage and asset-backed securities (including U.S. government agency obligations)	846.0	4,048.0	17.6	4,911.6
Other	1.7	–	0.6	2.3
	5,972.5	5,609.2	18.2	11,599.9
Short-term	284.3	71.6	39.9	395.8
	6,256.8	5,680.8	58.1	11,995.7
Fixed income securities pledged as collateral:				
U.S. government obligations	–	–	–	–
Mortgage and asset-backed securities (including U.S. government agency obligations)	–	543.6	–	543.6
	–	543.6	–	543.6
Total investments	$ 6,256.8	$ 6,224.4	$ 58.1	$ 12,539.3
Percent total	49.9%	49.6%	0.5%	100%

The following table summarizes the total pre-tax gross unrealized loss recorded in Accumulated Other Comprehensive Income in stockholders' equity at December 31, 2003 and 2002 by investment category:

(Dollars in millions)	**2003 Gross Unrealized Losses**	2002 Gross Unrealized Losses
Fixed income securities:		
Municipal obligations	**$ 6.4**	$ 4.6
Corporate obligations	**6.4**	27.8
Foreign obligations	**0.7**	–
U.S. government obligations	**0.4**	0.3
Mortgage and asset-backed securities	**22.0**	4.3
Total	**$35.9**	$37.0

The following table summarizes, for all securities in an unrealized loss position as of December 31, 2003 and 2002, the aggregate fair value and gross unrealized loss by length of time those securities have been continuously in an unrealized loss position:

	2003		2002	
(Dollars in millions)	**Estimated Fair Value**	**Gross Unrealized Losses**	Estimated Fair Value	Gross Unrealized Losses
Municipal obligations in continuous unrealized loss for:				
0 - 6 months	**$ 208.8**	**$ 1.2**	$ 146.1	$ 2.4
7 - 12 months	**225.1**	**4.8**	0.9	0.3
Greater than 12 months	**6.5**	**0.4**	26.9	1.9
	440.4	**6.4**	173.9	4.6
Corporate obligations in continuous unrealized loss for:				
0 - 6 months	**100.6**	**1.8**	461.1	7.5
7 - 12 months	**–**	**–**	18.5	2.2
Greater than 12 months	**100.8**	**4.6**	106.7	18.1
	201.4	**6.4**	586.3	27.8
Foreign government obligations in continuous unrealized loss for:				
0 - 6 months	**36.6**	**0.7**	1.6	–
7 - 12 months	**–**	**–**	–	–
Greater than 12 months	**–**	**–**	–	–
	36.6	**0.7**	1.6	–
U.S. government obligations in continuous unrealized loss for:				
0 - 6 months	**50.2**	**0.4**	15.9	0.3
7 - 12 months	**–**	**–**	–	–
Greater than 12 months	**–**	**–**	–	–
	50.2	**0.4**	15.9	0.3
Mortgage and asset-backed securities in continuous unrealized loss for:				
0 - 6 months	**969.6**	**10.7**	576.8	3.2
7 - 12 months	**616.2**	**9.6**	11.7	0.1
Greater than 12 months	**166.0**	**1.7**	33.1	1.0
	1,751.8	**22.0**	621.6	4.3
Other in continuous unrealized loss for:				
0 - 6 months	**–**	**–**	–	–
7 - 12 months	**0.2**	**–**	–	–
Greater than 12 months	**1.5**	**0.4**	–	–
	1.7	**0.4**	–	–
Total	**$2,482.1**	**$36.3**	$1,399.3	$37.0

There were no individual securities with material unrealized losses as of December 31, 2003 and 2002. As of December 31, 2003 below investment grade securities and non-rated securities which were in an unrealized loss position had a fair value of $9.5 million and unrealized loss of $0.8 million, which represented 0.4% of the total fair value and 2.2% of total pre-tax unrealized losses shown in the above table. As of December 31, 2002 below investment grade securities and non-rated securities which were in an unrealized loss position had a fair value of $46.7 million and an unrealized loss of $5.0 million, which represented 3% of the total fair value and 14% of total pre-tax unrealized loss as shown in the above table.

The following table summarizes amortized cost and fair value for all securities in an unrealized loss position as of December 31, 2003 and 2002, by contractual maturity date:

	2003		2002	
(Dollars in millions)	**Amortized Cost**	**Estimated Fair Value**	Amortized Cost	Estimated Fair Value
Municipal obligations:				
Due in one year or less	$ –	$ –	$ –	$ –
Due after one year through five years	–	–	–	–
Due after five years through ten years	**38.8**	**38.3**	10.8	10.6
Due after ten years	**408.0**	**402.1**	167.7	163.3
	446.8	**440.4**	178.5	173.9
Corporate obligations:				
Due in one year or less	–	–	–	–
Due after one year through five years	**12.6**	**11.9**	228.7	223.0
Due after five years through ten years	–	–	29.6	29.3
Due after ten years	**195.2**	**189.5**	355.8	334.0
	207.8	**201.4**	614.1	586.3
Foreign government obligations:				
Due in one year or less	–	–	1.6	1.6
Due after one year through five years	**19.5**	**19.2**	–	–
Due after five years through ten years	**17.8**	**17.4**	–	–
Due after ten years	–	–	–	–
	37.3	**36.6**	1.6	1.6
U.S. government obligations:				
Due in one year or less	–	–	–	–
Due after one year through five years	–	–	16.2	15.9
Due after five years through ten years	**25.6**	**25.6**	–	–
Due after ten years	**25.0**	**24.6**	–	–
	50.6	**50.2**	16.2	15.9
Mortgage and asset-backed securities	**1,773.8**	**1,751.8**	625.9	621.6
Other:				
Due in one year or less	**2.1**	**1.7**	–	–
Due after one year through five years	–	–	–	–
Due after five years through ten years	–	–	–	–
Due after ten years	–	–	–	–
	2.1	**1.7**	–	–
Total	**$2,518.4**	**$2,482.1**	$1,436.3	$1,399.3

The investment portfolio includes non-publicly traded securities with a carrying value of $101 million. Fair values for these securities are based on quotes obtained from brokers, if available. For those fixed rate securities where broker quotes were not available, fair values are based on internal valuation models. For floating rate securities where broker quotes were not available, fair values are based on the lower of amortized cost or internal valuation models. Key inputs to the internal valuation models include maturity date, coupon and generic yield curves for industry and credit rating characteristics that closely match those characteristics of the specific investment securities being valued. The valuation results from these models could differ materially from amounts that would actually be realized in the market.

The following table summarizes, for all securities sold at a loss during 2003 and 2002, the aggregate fair value and realized loss by length of time those securities were continuously in an unrealized loss position prior to the sales date:

	2003		2002	
(Dollars in millions)	Estimated Fair Value	Gross Realized Losses	Estimated Fair Value	Gross Realized Losses
Municipal obligations in continuous unrealized loss for:				
0 - 6 months	$ 12.8	$ 0.1	$ 20.2	$ 0.4
7 - 12 months	–	–	–	–
Greater than 12 months	0.5	–	0.8	–
	13.3	0.1	21.0	0.4
Corporate obligations in continuous unrealized loss for:				
0 - 6 months	87.4	3.2	45.9	0.6
7 - 12 months	2.3	0.5	–	–
Greater than 12 months	18.4	1.5	42.1	9.0
	108.1	5.2	88.0	9.6
Foreign government obligations in continuous unrealized loss for:				
0 - 6 months	–	–	–	–
7 - 12 months	–	–	6.8	0.1
Greater than 12 months	–	–	–	–
	–	–	6.8	0.1
U.S. government obligations in continuous unrealized loss for:				
0 - 6 months	145.3	4.1	–	–
7 - 12 months	–	–	18.0	0.7
Greater than 12 months	–	–	–	–
	145.3	4.1	18.0	0.7
Mortgage and asset-backed securities in continuous unrealized loss for:				
0 - 6 months	739.3	5.7	215.3	1.0
7 - 12 months	25.5	0.5	4.0	–
Greater than 12 months	–	–	3.8	–
	764.8	6.2	223.1	1.0
Other securities in continuous unrealized loss for:				
0 - 6 months	25.0	0.4	37.0	1.3
7 - 12 months	–	–	–	–
Greater than 12 months	–	–	–	–
	25.0	0.4	37.0	1.3
Total	$1,056.5	$16.0	$393.9	$13.1

As noted in the "Results of Operations" section, included in 2003 and 2002 net realized losses were impairment write-downs of $10.5 million and $139.7 million, respectively, which are excluded from the table above. There were no impairment write-downs during 2001. The remaining net realized losses included in the 2003, 2002 and 2001 Consolidated Statements of Operations were the result of security sales made in the usual course of business in order to achieve Ambac's investment objectives for the Financial Guarantee and Financial Services investment portfolios discussed below.

Ambac's investment objectives for the Financial Guarantee portfolio are to maintain an investment duration that closely approximates the expected duration of related financial guarantee liabilities and achieve the highest after-tax net investment income, while maintaining a conservative credit risk profile. The Financial Guarantee investment portfolio is subject to internal investment guidelines, which are approved by Ambac's Board of Directors. Such guidelines set forth minimum credit rating requirements and credit risk concentration limits.

The following table provides the ratings distribution of the Financial Guarantee investment portfolio at December 31, 2003 and 2002:

Rating [1]:	2003	2002
AAA [2]	75%	73%
AA	16	16
A	6	7
BBB	1	1
Below investment grade	<1	1
Not rated	1	2
	100%	100%

[1] Ratings represent Standard & Poor's classifications. If unavailable, Moody's rating is used.
[2] Includes U.S. Treasury and agency obligations, which comprised approximately 15% of the Financial Guarantee investment portfolio as of December 31, 2003 and 2002.

Approximately 96% and 98% of the mortgage and asset-backed securities in the Financial Guarantee portfolio is composed of securities issued by GNMA, FNMA and FHLMC, as of December 31, 2003 and 2002, respectively.

Short-term investments in the Financial Guarantee portfolio consists primarily of money market funds, foreign and domestic time deposits, and discount notes.

The Financial Services investment portfolio consists primarily of assets funded with the proceeds from the issuance of investment agreement liabilities. The investment objectives of the portfolio are to match the investment security maturity schedule to the maturity schedule of related liabilities under the investment agreements and achieve the highest after-tax net investment income. The investment portfolio is subject to internal investment guidelines, which are approved by Ambac's Board of Directors. Such guidelines set forth minimum credit rating requirements and credit risk concentration limits.

The following table provides the ratings distribution of the Financial Services investment portfolio at December 31, 2003 and 2002:

Rating [1]:	2003	2002
AAA [2]	92%	88%
AA	2	2
A	3	6
BBB	2	3
Below investment grade	<1	1
Not rated	–	–
	100%	100%

[1] Ratings represent Standard & Poor's classifications. If unavailable, Moody's rating is used.
[2] Includes U.S. Treasury and agency obligations, which comprised approximately 31% and 44% of the Financial Services investment portfolio as of December 31, 2003 and 2002, respectively.

Approximately 37% and 59% of the mortgage and asset-backed securities in the Financial Services portfolio is composed of securities issued by GNMA, FNMA and FHLMC, as of December 31, 2003 and 2002, respectively.

Short-term investments in the Financial Services portfolio consisted of money market funds.

Ambac enters into derivative contracts classified as held for trading purposes. Changes in the fair value of derivative contracts classified as held for trading purposes are recognized immediately in net income. In determining fair value, Ambac uses information provided by independent external sources or, when independent information is not available, internal valuation models are used. Internal valuation models include estimates, made by management, which utilize current and historical market data. The valuation results from internal models could differ materially from amounts that would be realized in the market. The net fair value of derivative contracts classified as held for trading purposes was $59 million at December 31, 2003. Of that amount, $162 million was determined using internal valuation models and $(103) million was provided by external sources. Contracts with maturities in excess of 5 years accounted for $72 million of the net fair value. Contracts with maturities of 5 years or less accounted for $(13) million of net fair value.

Cash Flows. Net cash provided by operating activities was $1,003.6 million, $805.5 million and $671.8 million during 2003, 2002 and 2001, respectively. These cash flows were primarily provided by the Financial Guarantee operations. Net cash provided by financing activities was $69.1 million, $1,357.5 million and $1,185.8 million during 2003, 2002 and 2001, respectively. Financing activities for the year ended 2003 included $223.1 million used primarily by the investment agreement business for net investment and payment agreement draws paid (net of investment and payment agreements issued). Financing activities for the year 2003 also included the proceeds from the issuance of debentures of $363.2 million and the payment for buyback of debentures of $200.0 million. Financing activities for the years 2002 and 2001 included $1,685.0 million and $621.6 million, respectively, in net investment and payment agreements issued (net of investment and payment agreement draws). Net cash used in investing activities was $1,074.1 million, $2,213.8 million and $1,826.4 million, respectively. These investing activities were primarily net purchases of investment securities during 2003, 2002 and 2001. Total cash (used in) provided by operating, investing and financing activities was $(1.4) million, $(50.8) million and $31.2 million during 2003, 2002 and 2001, respectively.

SPECIAL PURPOSE and VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, the FASB issued a revision of FIN 46 ("FIN 46-R"), which includes substantial changes from the original FIN 46. FIN 46-R provides accounting and disclosure rules for determining whether certain entities should be consolidated in Ambac's consolidated financial statements. An entity is subject to FIN 46-R, and is called a Variable Interest Entity (VIE), if its has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity investors that cannot make significant decisions about the entity's operations or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE or both. All other entities not considered VIEs are evaluated for consolidation under existing guidance.

VIEs are often created for a single specific purpose, for example, to facilitate asset securitization. The provisions of FIN 46 are to be applied immediately to VIEs created after January 31, 2003 and to VIEs in which Ambac obtains an interest after that date. For VIEs in which Ambac holds a variable interest that it acquired before February 1, 2003, FIN 46 shall be applied on December 31, 2003. FIN 46 requires disclosures for entities that have either a primary or significant variable interest in a VIE. The interpretation permits adoption of either the original or the revised version of FIN 46 until the first quarter of 2004, at which time FIN 46-R must be adopted. For 2003 year-end financial statements, Ambac adopted FIN 46-R.

Ambac has involvement with special purpose entities, including VIEs in two ways. First, Ambac is a provider of financial guarantee insurance for various securitized asset-backed debt obligations, including mortgage backed security obligations, collateralized debt obligations ("CDO") and other asset-backed securitization obligations. Second, Ambac has sponsored two special purpose entities that issue medium-term notes ("MTNs") to fund the purchase of certain financial assets. As discussed in detail below, these Ambac sponsored special purpose entities are considered Qualifying Special Purpose Entities ("QSPEs").

Financial Guarantees. Ambac provides financial guarantee insurance to securitized asset-backed debt obligations of special purpose entities, including VIEs. Ambac's primary variable interest exists through this financial guarantee insurance contract. The transaction structure provides certain financial protection to Ambac. This financial protection can take several forms, however, the most common are over-collateralization, first loss retention and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac. In the case of first loss retention, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by the VIE. The expected losses on the assets are either retained by the seller or sold off in the form of equity and mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to a VIE generate cash flow in the form of interest that is in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction. Ambac requires these financial protections as a condition for issuing its financial guarantee insurance policy.

At December 31, 2003, Ambac is the primary beneficiary of one VIE with assets and liabilities of $189.5 million. Ambac consolidated this entity since the structural financial protections are outside the VIE. This VIE is a bankruptcy remote special purpose financial entity created to facilitate the sale of floating rate notes. This VIE was capitalized in 2002 through the issuance of $299.6 million of floating rate notes, guaranteed by Ambac Assurance. The proceeds of the VIE note issuance were used to purchase senior mortgage-backed floating rate notes of a Korean mortgage-backed security Issuer. The creditors of this VIE do not have recourse to the general credit of any Ambac entity beyond what is provided by the financial guarantee.

Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and first loss protection through subordinated debt issued of approximately $40 million. Ambac Assurance will pay claims under its financial guarantee only in the event that defaults of the mortgage assets of the Korean Issuer both reduce the reserve fund to zero and losses exceed the principal amount of the subordinated notes.

Ambac does not consolidate other VIEs since we are not the primary beneficiary. It is possible in the future that Ambac will consolidate other entities for which it will issue a financial guarantee insurance policy. If Ambac issues a financial guarantee insurance policy for the obligations of a VIE and does not receive structural financial protection adequate to absorb the majority of expected loss, Ambac may be required to consolidate the related VIE in accordance with FIN 46-R. Ambac underwrites its insurance to a remote loss standard and normally demands structural financial protection that absorbs the majority of expected loss in a transaction. However, management is committed to take actions to reduce economic loss regardless of any requirement to consolidate. Consolidation is an important accounting concept, however, it does not change the economic risk profile of the insurance exposure.

Qualified Special Purpose Entities. Ambac has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of QSPEs in accordance with Statement of Financial Accounting Standards 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac's financial statements. However, see the discussion below on the Exposure Draft issued by the FASB that could change the accounting rules for QSPEs in the future. The QSPEs are legal entities that are demonstrably distinct from Ambac. Ambac, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of December 31, 2003, there have been 13 individual transactions processed through the QSPEs of which 10 remain. In each case, Ambac sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac to repurchase or redeem assets of the QSPE. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. These MTNs approximately match the cash flow of the assets purchased. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of December 31, 2003, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Ambac's exposure under these financial guarantee insurance policies is included in the disclosure in Note 12 "Guarantees in Force" to the consolidated financial statements. Pursuant to the terms of Ambac Assurance's insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac's Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during 2003, 2002 and 2001 were $250.0 million, $350.0 million and $793.4 million, respectively. No gains or losses were recognized on these sales. As of December 31, 2003, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities were $1,719.2 million, $1,551.3 million and $158.0 million, respectively. When market quotes are not available, estimated fair value is determined utilizing valuation models. These models include estimates, made by Ambac management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $5.3 million, $19.3 million and $23.7 million for the years ended December 31, 2003, 2002 and 2001, respectively. Ambac also received fees for providing other services amounting to $0.5 million, $0.1 million and $0.3 million for 2003, 2002 and 2001, respectively.

In June 2003, the FASB issued an Exposure Draft for proposed Statement of Financial Accounting Standards entitled "Qualifying Special-Purposes Entities and Isolation of Transferred Assets," an amendment of FASB Statement No. 140 ("The Exposure Draft"). The Exposure Draft is a proposal that is subject to change and as such, is not yet authoritative. The FASB expects to issue a revised Exposure Draft in the first quarter of 2004 with a final statement becoming effective during the second quarter of 2004. If the proposal is enacted in its current form, it will amend and clarify SFAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligates a transferor of financial assets, its affiliates, or its agents to deliver additional cash or other assets to fulfill the SPE's obligations to beneficial interest holders. If this Exposure Draft becomes enacted as currently proposed and if the QSPEs issue new beneficial interests after the effective date and receive assets other than those they are committed to receive under the commitments to beneficial interest holders made before the effective date of the final statement, management believes Ambac would be required to consolidate. This conclusion is based upon the fact that Ambac provides financial support to these entities such as financial guarantees and liquidity commitments. Should Ambac be required to consolidate under this Exposure Draft if enacted as proposed, the financial statement impact would be to gross up Ambac's consolidated balance sheet for the assets and liabilities held by the QSPEs that approximate $1.6 billion at December 31, 2003. Additionally, fees received by Ambac from the QSPEs (primarily insurance premiums) would be eliminated in consolidation and essentially reclassified to net interest income. The risk characteristics of these transactions are not impacted by consolidation.

RISK MANAGEMENT

In the ordinary course of business, Ambac, through its affiliates, manages a variety of risks, principally credit, market, liquidity, operational and legal. These risks are identified, measured and monitored through a variety of control mechanisms, which are in place at different levels throughout the organization.

Credit Risk. Ambac is exposed to credit risk in various capacities including as an issuer of financial guarantees, as counterparty to derivative and other financial contracts and as a holder of investment securities. Ambac's Portfolio Risk Management Committee ("PRMC") employs various procedures and controls to monitor and manage credit risk. The PRMC is comprised of senior risk professionals and senior management of Ambac. Its purview is enterprise-wide and its focus is on risk limits and measurement, concentration and correlation of risk, and the attribution of economic and regulatory capital in a portfolio context.

All financial guarantees and structured credit derivatives issued are subject to a formal underwriting process. Various factors affecting the creditworthiness of the underlying obligation are evaluated during the underwriting process. Senior credit personnel approve all transactions prior to issuing a financial guarantee. Subsequent to issuance of a financial guarantee, Ambac periodically performs reviews of exposures according to a schedule based on the risk profile of the guaranteed obligations. Proactive credit remediation can help secure rights and remedies which mitigate losses in the event of default.

Ambac manages credit risk associated with its investment portfolio through adherence to specific investment guidelines. These guidelines establish limits based upon single risk concentration and minimum credit rating standards. Additionally, senior credit personnel monitor the portfolio on a continuous basis. Credit risk relating to derivative positions (other than structured credit derivatives discussed below) primarily concern counterparty default. Counterparty default exposure is mitigated through the use of industry standard collateral posting agreements. For counterparties subject to such collateral posting agreements, collateral is posted when a derivative counterparty's credit exposure exceeds contractual limits.

Market Risk. Market risk represents the potential for losses that may result from changes in the value of a financial instrument as a result of changes in market conditions. The primary market risks that would impact the value of Ambac's financial instruments are interest rate risk, basis risk (e.g., taxable interest rates relative to tax-exempt interest rates, discussed below) and credit spread risk. Below we discuss each of these risks and the specific types of financial instruments impacted. Senior managers in Ambac's Risk Analysis and Reporting group are responsible for monitoring risk limits and applying risk measurement methodologies. The estimation of potential losses arising from adverse changes in market conditions is a key element in managing market risk. Ambac utilizes various systems, models and stress test scenarios to monitor and manage market risk. This process includes frequent analyses of both parallel and non-parallel shifts in the yield curve, "Value-at-Risk" ("VaR") and changes in credit spreads. These models include estimates, made by management, which utilize current and historical market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market.

Financial instruments that may be adversely affected by changes in interest rates consist primarily of investment securities, investment agreement liabilities, obligations under certain payment agreements, debentures, and certain derivative contracts (primarily interest rate swaps and futures) used for hedging purposes. The following table summarizes the estimated change in fair value (based primarily on the valuation models discussed above) on the net balance of Ambac's investment securities, investment agreement liabilities, debentures and derivative hedges, assuming immediate changes in interest rates at specified levels at December 31, 2003 and 2002:

(Dollars in millions)

Change in Interest Rates	Estimated Net Fair Value	Estimated Change in Net Fair Value
2003:		
300 basis point rise	$4,866	$(1,713)
200 basis point rise	5,479	(1,100)
100 basis point rise	6,049	(530)
Base scenario	6,579	—
100 basis point decline	7,100	521
200 basis point decline	7,581	1,002
300 basis point decline	8,021	1,442
2002:		
300 basis point rise	$4,386	$(1,116)
200 basis point rise	4,773	(729)
100 basis point rise	5,141	(361)
Base scenario	5,502	—
100 basis point decline	5,837	335
200 basis point decline	6,143	641
300 basis point decline	6,419	917

Ambac, through its affiliate Ambac Financial Services, is a provider of interest rate swaps to states, municipalities and their authorities and other entities in connection with their financings. Ambac Financial Services manages its municipal interest rate swap business with the goal of being market neutral to changes in overall interest rates, while seeking to profit from retaining some basis risk. Ambac's municipal interest rate swap portfolio may be adversely affected by changes in basis. If actual or projected tax-exempt interest rates change in relation to taxable interest rates, Ambac will experience a mark-to-market gain or loss. Most municipal interest rate swaps transacted by Ambac Financial Services contain provisions that are designed to protect Ambac against certain forms of tax reform, thus mitigating its basis risk. The estimation of potential losses arising from adverse changes in market relationships, known as VaR, is a key element in management's monitoring of basis risk for the municipal interest rate swap portfolio. Ambac has developed a VaR methodology to estimate potential losses over a specified holding period and based on certain probabilistic assessments. Ambac's methodology estimates VaR using a 300-day historical "look back" period. This means that changes in market values are simulated using market inputs from the past 300 days. For the years ended December 31, 2003 and 2002, Ambac's VaR, for its interest rate swap portfolio, calculated at a ninety-nine percent confidence level, averaged approximately $3.2 million and $0.7 million, respectively. Ambac's VaR ranged from a high of $6.9 million to a low of $1.2 million in 2003, and from a high of $1.5 million to a low of $0.3 million in 2002. Ambac supplements its VaR methodology, which is a good risk management tool in normal markets, by performing rigorous stress testing to measure the potential for losses in abnormally volatile markets. These stress tests include (i) parallel and non-parallel shifts in the yield curve and (ii) immediate changes in normal basis relationships, such as those between taxable and tax-exempt markets.

Financial instruments that may be adversely affected by changes in credit spreads include Ambac's outstanding structured credit derivative contracts. Ambac, through its affiliate Ambac Credit Products, enters into structured credit derivative contracts. These contracts require Ambac Credit Products to make payments upon the occurrence of certain defined credit events relating to an underlying obligation (generally a fixed income obligation). If credit spreads of the underlying obligations change, the market value of the related structured credit derivative changes. As such, Ambac Credit Products could experience mark-to-market gains or losses. Market liquidity could also impact valuations. Changes in credit spreads are generally caused by changes in the market's perception of the credit quality of the underlying obligations. Ambac Credit Product's structures its contracts with partial hedges from various financial institutions or with first loss protection. Such structuring mitigates Ambac Credit Product's risk of loss and reduces the price volatility of these financial instruments. Management models the potential impact of credit spread changes on the value of its contracts. The following table summarizes the estimated change in fair value (based primarily on the valuation models discussed above) on the net balance of Ambac's net structured credit derivative position assuming immediate changes in credit spreads at specified levels at December 31, 2003 and 2002:

(Dollars in millions) Change in Credit Spreads	Estimated Net Fair Value	Estimated Unrealized Gain/(Loss)
2003:		
75 basis point widening	$(58)	$(27)
50 basis point widening	(49)	(18)
25 basis point widening	(40)	(9)
Base scenario	(31)	–
25 basis point narrowing	(23)	8
50 basis point narrowing	(15)	16
75 basis point narrowing	(7)	24
2002:		
75 basis point widening	$(60)	$(29)
50 basis point widening	(50)	(19)
25 basis point widening	(41)	(10)
Base scenario	(31)	–
25 basis point narrowing	(28)	3
50 basis point narrowing	(24)	7
75 basis point narrowing	(22)	9

Other financial instruments that may be adversely affected by changes in credit spreads include certain total return swap contracts, which are entered into by Ambac through its affiliate, Ambac Capital Services. These contracts require Ambac Capital Services to pay a specified spread in excess of LIBOR in exchange for receiving the total return of an underlying fixed income obligation over a specified period of time. If credit spreads of the underlying obligations change, the market value of the related total return swaps changes and Ambac Capital Services could experience mark-to-market gains or losses. As of December 31, 2003, the estimated unrealized losses for Ambac's total return swap portfolio for a 25 basis point and 50 basis point widening of credit spreads would be $8.0 million and $18.2 million, respectively. As of December 31, 2003 the estimated unrealized gains for Ambac's total return swap portfolio for a 25 basis point and 50 basis point narrowing would be $12.7 million and $22.8 million, respectively.

Liquidity Risk. Liquidity risk relates to the possible inability to satisfy contractual obligations when due. This risk is present in financial guarantee contracts, structured credit derivatives, investment agreements, interest rate swaps and futures contracts. Ambac Assurance manages its liquidity risk by maintaining a comprehensive daily analysis of projected cash flows. Additionally, Ambac Assurance maintains a minimum level of cash and short-term investments at all times. Ambac Credit Products manages the liquidity risk inherent in the structured credit derivative portfolio by holding cash and short-term investments. The investment agreement business manages liquidity risk by matching the maturity schedules of its invested assets, including hedges, with the maturity schedules of its investment agreement liabilities. Ambac Financial Services maintains cash and short-term investments and closely matches the dates swap payments are made and received. See additional discussion in "Liquidity and Capital Resources" section.

Operational Risk. Operational risk relates to the potential for loss caused by a breakdown in information, communication and settlement systems. Ambac mitigates operational risk by maintaining systems (and system backup) and procedures to monitor transactions and positions, documentation and confirmation of transactions, and compliance with regulations.

Legal Risk. Legal risks attendant to Ambac's businesses include uncertainty with respect to the enforceability of the obligations insured by Ambac Assurance and the security therefore, as well as uncertainty with respect to the enforceability of the obligations of Ambac's counterparties, including contractual provisions intended to reduce exposure by providing for the offsetting or netting of mutual obligations. Ambac seeks to remove or minimize such uncertainties through continuous consultation with internal and external legal advisers to analyze and understand the nature of legal risk, to improve documentation and to strengthen transaction structure.

Report on Management's Responsibilities

The management of Ambac Financial Group, Inc. is responsible for the integrity and objectivity of the consolidated financial statements and all other financial information presented in this Annual Report and for assuring that such information fairly presents the consolidated financial position and operating results of Ambac Financial Group, Inc. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America using management's best estimates and judgment. The financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Ambac Financial Group, Inc. maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded against loss or unauthorized use and that the financial records are reliable for use in preparing financial statements and maintaining accountability of assets. Qualified and professional financial personnel maintain and monitor these internal controls on a continuous basis. The concept of reasonable assurance is based on the recognition that the cost of a system of internal control should not exceed the related benefits.

Ambac Financial Group, Inc.'s consolidated financial statements have been audited by KPMG LLP, independent auditors, whose audits were made in accordance with auditing standards generally accepted in the United States of America and included a review of internal accounting controls to the extent necessary to express an opinion on the fairness of the consolidated financial statements.

The Audit Committee of the Board of Directors, comprised solely of outside directors, meets regularly with financial and risk management, the independent auditors and the internal auditors to review the work and procedures of each. The independent auditors and the internal auditors have free access to the Audit Committee, without the presence of management, to discuss the results of their work and their considerations of Ambac and its subsidiaries and the quality of Ambac Financial Group, Inc.'s financial reporting. The Board of Directors, upon recommendation of the Audit Committee, appoints the independent auditors, subject to stockholder approval.



Robert J. Genader
President and Chief Executive Officer



Thomas J. Gandolfo
Senior Vice President and Chief Financial Officer

February 27, 2004

Independent Auditors' Report

To the Board of Directors and Stockholders
Ambac Financial Group, Inc.

We have audited the accompanying consolidated balance sheets of Ambac Financial Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of Ambac Financial Group, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ambac Financial Group, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2003 Ambac Financial Group, Inc. changed its methods of accounting for variable interest entities and stock-based compensation.



KPMG LLP
New York, New York

February 27, 2004

Consolidated Balance Sheets

Ambac Financial Group, Inc. and Subsidiaries

(Dollars in Thousands, Except Share Amounts) December 31,	2003	2002
ASSETS:		
Investments:		
Fixed income securities, at fair value (amortized cost of $12,403,247 in 2003 and $11,132,149 in 2002)	$12,860,068	$11,597,623
Fixed income securities pledged as collateral, at fair value (amortized cost of $662,046 in 2003 and $537,711 in 2002)	661,422	543,572
Short-term investments, at cost (approximates fair value)	250,382	395,761
Other (cost of $4,528 in 2003 and $3,518 in 2002)	4,417	2,354
Total investments	13,776,289	12,539,310
Cash	24,449	25,816
Securities purchased under agreements to resell	54,015	260,818
Receivable for securities sold	4,425	6,936
Investment income due and accrued	159,439	142,406
Reinsurance recoverable on paid and unpaid losses	3,030	4,842
Prepaid reinsurance	325,461	296,126
Deferred acquisition costs	175,296	174,055
Loans	837,981	843,809
Derivative product assets	1,146,408	1,010,081
FIN 46 variable interest entities	189,482	–
Other assets	51,039	51,339
Total assets	$16,747,314	$15,355,538
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Unearned premiums	$ 2,545,490	$ 2,128,847
Losses and loss expense reserve	189,414	172,137
Ceded reinsurance balances payable	15,383	16,930
Obligations under investment and payment agreements	6,545,759	6,434,497
Obligations under investment repurchase agreements	530,644	848,358
Securities sold under agreement to repurchase	225,500	132,235
Deferred income taxes	171,058	185,641
Current income taxes	43,176	44,807
Debentures	791,775	616,715
Accrued interest payable	73,941	81,252
Derivative product liabilities	946,178	836,146
Other liabilities	222,126	154,640
FIN 46 variable interest entities	189,482	–
Payable for securities purchased	2,830	78,154
Total liabilities	12,492,756	11,730,359
Stockholders' equity:		
Preferred stock, par value $0.01 per share; authorized shares–4,000,000; issued and outstanding shares–none	–	–
Common stock, par value $0.01 per share; authorized shares–200,000,000 at December 31, 2003 and December 31, 2002; issued shares–107,144,148 at December 31, 2003 and 106,211,467 at December 31, 2002	1,073	1,062
Additional paid-in capital	606,468	550,289
Accumulated other comprehensive income	266,919	265,427
Retained earnings	3,380,098	2,820,281
Common stock held in treasury at cost, 0 shares at December 31, 2003 and 220,876 at December 31, 2002	–	(11,880)
Total stockholders' equity	4,254,558	3,625,179
Total liabilities and stockholders' equity	$16,747,314	$15,355,538

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Operations

Ambac Financial Group, Inc. and Subsidiaries

(Dollars in Thousands Except Share Amounts) Years Ended December 31,	2003	2002	2001
REVENUES:			
Financial Guarantee:			
Gross premiums written	$1,143,703	$ 904,032	$683,296
Ceded premiums written	(138,146)	(113,542)	(95,534)
Net premiums written	$1,005,557	$ 790,490	$587,762
Net premiums earned	$ 620,317	$ 471,534	$378,734
Other credit enhancement fees	46,933	28,775	21,661
Net premiums earned and other credit enhancement fees	667,250	500,309	400,395
Net investment income	321,089	297,297	267,847
Net realized investment gains	40,190	40,918	2,124
Net mark-to-market gains (losses) on credit derivative contracts	23	(27,877)	(3,588)
Other income	5,026	5,531	5,180
Financial Services:			
Interest from investment and payment agreements	211,974	255,007	249,903
Other revenue	20,600	17,376	24,189
Net realized investment losses	(1,981)	(134,097)	(3,026)
Net mark-to-market gains (losses) on derivative hedge contracts	779	(839)	–
Corporate:			
Net investment income	7,026	3,537	3,426
Other revenue	–	–	901
Net realized investment gains (losses)	232	1,482	(564)
Total revenues	1,272,208	958,644	946,787
EXPENSES:			
Financial Guarantee:			
Losses and loss expenses	53,400	26,700	20,000
Underwriting and operating expenses	92,035	76,548	67,989
Financial Services:			
Interest from investment and payment agreements	196,318	231,304	235,448
Other expenses	12,103	9,867	8,947
Interest	54,201	43,724	40,442
Corporate	14,562	7,170	5,947
Total expenses	422,619	395,313	378,773
Income before income taxes	849,589	563,331	568,014
Provision for income taxes	221,490	131,403	135,043
Income from continuing operations	628,099	431,928	432,971
Discontinued Operations:			
(Loss) income from discontinued operations	(6,976)	859	713
Income tax expense	2,208	193	778
Net (loss) income from discontinued operations	(9,184)	666	(65)
Net income	$ 618,915	$ 432,594	$432,906
Earnings per share:			
Income from continuing operations	$5.90	$4.07	$4.10
Discontinued operations	($0.09)	$0.01	$0.00
Net income	$5.81	$4.08	$4.10
Earnings per diluted share:			
Income from continuing operations	$5.74	$3.96	$3.97
Discontinued operations	($0.08)	$0.01	$0.00
Net income	$5.66	$3.97	$3.97
Weighted average number of common shares outstanding:			
Basic	106,553,103	105,951,603	105,705,957
Diluted	109,409,776	109,066,046	108,948,133

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Equity

Ambac Financial Group, Inc. and Subsidiaries

(Dollars in Thousands) Years Ended December 31,	2003		2002		2001	
RETAINED EARNINGS:						
Balance at January 1	$2,820,281		$2,403,473		$2,035,209	
Net income	618,915	$618,915	432,594	$432,594	432,906	$432,906
Dividends declared—common stock	(44,739)		(40,251)		(35,937)	
Exercise of stock options	(14,359)		24,465		(28,705)	
Balance at December 31	$3,380,098		$2,820,281		$2,403,473	
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):						
Balance at January 1	$ 265,427		$ 62,476		$ 45,154	
Unrealized (losses) gains on securities, $(10,937), $339,039, and $39,542, pre-tax in 2003, 2002 and 2001, respectively[1]		(5,923)		214,943		23,643
Cumulative effect of accounting change		–		–		(880)
Gain (loss) on derivative hedges		4,066		(14,171)		(4,371)
Foreign currency gain (loss)		3,349		2,179		(1,070)
Other comprehensive income	1,492	1,492	202,951	202,951	17,322	17,322
Total comprehensive income		$620,407		$635,545		$450,228
Balance at December 31	$ 266,919		$ 265,427		$ 62,476	
PREFERRED STOCK:						
Balance at January 1 and December 31	$ –		$ –		$ –	
COMMON STOCK:						
Balance at January 1	$ 1,062		$ 1,060		$ 1,060	
Issuance of stock	11		2		–	
Balance at December 31	$ 1,073		$ 1,062		$ 1,060	
ADDITIONAL PAID-IN CAPITAL:						
Balance at January 1	$ 550,289		$ 538,135		$ 533,558	
Exercise of stock options	30,445		16,320		13,045	
Issuance of stock	30,405		4,287		–	
Capital issuance costs	(4,671)		(8,453)		(8,468)	
Balance at December 31	$ 606,468		$ 550,289		$ 538,135	
COMMON STOCK HELD IN TREASURY AT COST:						
Balance at January 1	$ (11,880)		$ (21,456)		$ (18,867)	
Cost of shares acquired	(20,247)		(37,907)		(19,342)	
Shares issued under equity plans	32,127		47,483		16,753	
Balance at December 31	$ 0		$ (11,880)		$ (21,456)	
TOTAL STOCKHOLDERS' EQUITY AT DECEMBER 31	$4,254,558		$3,625,179		$2,983,688	
[1] Disclosure of reclassification amount:						
Unrealized holding gains arising during period	$ 26,168		$ 154,065		$ 25,817	
Less: reclassification adjustment for net gains (losses) included in net income	32,091		(60,878)		2,174	
Net unrealized (losses) gains on securities	$ (5,923)		$ 214,943		$ 23,643	

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Ambac Financial Group, Inc. and Subsidiaries

(Dollars in Thousands) Years Ended December 31,	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 618,915	$ 432,594	$ 432,906
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,165	3,466	3,479
Amortization of bond premium and discount	18,361	8,872	(15,916)
Current income taxes	(1,631)	(53,338)	72,517
Deferred income taxes	(12,279)	(52,110)	4,991
Deferred acquisition costs	(1,241)	(10,578)	(10,053)
Unearned premiums, net	387,308	320,104	208,931
Losses and loss adjustment expenses	19,089	17,202	18,739
Ceded reinsurance balances payable	(1,547)	6,784	(746)
Investment income due and accrued	(17,033)	15,002	(26,716)
Accrued interest payable	(7,311)	(2,973)	(6,350)
Net realized investment (gains) losses	(38,441)	91,697	1,466
Net mark-to-market (gains) losses on credit derivative contracts and derivative hedge contracts	(2,024)	28,716	3,588
Other, net	38,284	50	(15,005)
Net cash provided by operating activities	1,003,615	805,488	671,831
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales of bonds	3,632,072	3,380,488	2,243,276
Proceeds from matured bonds	2,634,394	2,204,670	2,538,173
Purchases of bonds	(7,699,387)	(7,588,477)	(6,497,633)
Change in short-term investments	145,379	19,241	(161,483)
Securities purchased under agreements to resell	206,803	(249,618)	244,586
Loans	5,828	57,385	(205,943)
Other, net	830	(37,456)	12,580
Net cash used in investing activities	(1,074,081)	(2,213,767)	(1,826,444)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Dividends paid	(44,739)	(40,251)	(35,937)
Securities sold under agreements to repurchase	89,081	(292,637)	425,000
Proceeds from issuance of investment and payment agreements	1,933,922	3,828,547	3,045,075
Payments for investment and payment agreement draws	(2,157,006)	(2,143,557)	(2,423,516)
Proceeds from issuance of debentures	363,188	–	193,700
Payment for buyback of debentures	(200,000)	–	(7,500)
Capital issuance costs	(4,671)	(8,452)	(8,468)
Net cash collateral received	47,028	–	–
Issuance of common stock	30,416	4,289	–
Purchases of treasury stock	(20,247)	(37,907)	(19,342)
Proceeds from sale of treasury stock	32,127	47,483	16,753
Net cash provided by financing activities	69,099	1,357,515	1,185,765
NET CASH FLOW	(1,367)	(50,764)	31,152
Cash and cash pledged as collateral at January 1	25,816	76,580	45,428
Cash and cash pledged as collateral at December 31	$ 24,449	$ 25,816	$ 76,580
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Income taxes	$ 175,624	$ 159,500	$ 45,268
Interest expense on debt	$ 54,423	$ 48,260	$ 44,632
Interest expense on investment agreements	$ 180,287	$ 218,195	$ 231,498

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

(Dollar Amounts in Thousands, Except Share Amounts)

1 BACKGROUND

Ambac Financial Group, Inc. is a holding company whose subsidiaries provide financial guarantees and financial services to clients in both the public and private sectors around the world. Ambac's principal operating subsidiary, Ambac Assurance Corporation, a leading provider of financial guarantees for public finance and structured finance obligations, has earned triple-A ratings, the highest ratings available from Moody's Investors Service, Inc., Standard & Poor's Ratings Services, Fitch Inc., and Rating and Investment Information, Inc. Ambac's Financial Services segment provides financial and investment products including investment agreements, interest rate swaps, total return swaps and funding conduits, principally to its clients which include municipalities and other public entities, health care organizations and asset-backed issuers.

2 SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements of Ambac and subsidiaries have been prepared on the basis of accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies of Ambac are described below:

Consolidation: The consolidated financial statements include the accounts of Ambac, its subsidiaries and variable interest entities for which Ambac is the primary beneficiary. All significant intercompany balances have been eliminated.

Investments: Ambac's investment portfolio is accounted for on a trade-date basis and consists primarily of investments in fixed income securities that are considered available-for-sale and are carried at fair value. Fair value is based primarily on quotes obtained from independent market sources. When quotes are not available, valuation models are used to estimate fair value. These models include estimates, made by management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Short-term investments are carried at cost, which approximates fair value. Unrealized gains and losses, net of deferred income taxes, are included as a component of "Accumulated Other Comprehensive Income" in stockholders' equity and are computed using amortized cost as the basis. If management believes that an unrealized loss is "other than temporary," the carrying value of the investment is reduced and a realized investment loss is recorded in the Consolidated Statement of Operations. For purposes of computing amortized cost, premiums and discounts are accounted for using the interest method. For bonds purchased at a price below par value, discounts are accreted over the remaining term of the securities. For bonds purchased at a price above par value that have call features, premiums are amortized to the most likely call dates as determined by management. For premium bonds that do not have call features, such premiums are amortized over the remaining terms of the securities. Premiums and discounts on mortgage-backed and asset-backed securities are adjusted for the effects of actual and anticipated prepayments. Realized gains and losses on the sale of investments are determined on the basis of specific identification.

Securities Purchased under Agreements to Resell and Securities Sold Under Agreements to Repurchase: Securities purchased under agreements to resell are collateralized investment transactions, and are recorded at their contracted resale amounts, plus accrued interest. Ambac takes possession of the collateral underlying those agreements and monitors its market value on a daily basis and, when necessary, requires prompt transfer of additional collateral to reflect current market value. Securities sold under agreements to repurchase are collateralized financing transactions, and are recorded at their contracted resale amounts, plus accrued interest. Ambac nets securities purchased under agreements to resell and securities sold under agreements to repurchase that are executed with the same counterparty under legally enforceable netting agreements that meet the applicable netting criteria. At December 31, 2003 and 2002, collateral underlying securities purchased under agreements to resell had an average credit rating of triple-A. These agreements have a weighted average maturity of less than 90 days.

Deferred Acquisition Costs: Certain financial guarantee costs incurred, primarily related to the production of business, have been deferred. These costs include direct and indirect expenses related to underwriting, marketing and policy issuance, rating agency fees and premium taxes, net of reinsurance ceding commissions. The deferred acquisition costs are being amortized over the periods in which the related premiums are earned, and such amortization amounted to $38,529, $32,336 and $28,203 for 2003, 2002 and 2001, respectively. Deferred acquisition costs, net of such amortization, amounted to $1,241, $10,578 and $10,053 for 2003, 2002 and 2001, respectively.

Loans: Loans are reported at their outstanding unpaid principal balances, net of any deferred fees and fair value hedge adjustments. These fair value hedge adjustments are discussed further in "Derivative Contracts used for Hedging Purposes" below. Interest income is accrued on the unpaid principal balance. Deferred fees are amortized to income over the contractual life of the loan using the interest method or the straight-line method if not materially different.

Losses and Loss Expense Reserve: The reserve for losses and loss expenses consists of the active credit reserve and case basis credit loss and loss expense reserves. The active credit reserve is established based upon probable debt service defaults from incurred losses, as a result of credit deterioration. Reserve amounts are reasonably estimated based on management's review of each credit. When defaults occur, case basis credit loss reserves are established in an amount that is sufficient to cover the present value of the anticipated defaulted debt service payments over the expected period of default and estimated expenses associated with settling the claims, less estimated recoveries under salvage or subrogation rights. These reserves are discounted in accordance with discount rates prescribed or permitted by state regulatory authorities. During 2003, 2002 and 2001, paid losses were $45,621, $11,143, and $2,595, respectively. During 2003, 2002 and 2001, recoveries from reinsurers for paid losses were $4,041, $1,334 and $0, respectively. During 2003, 2002 and 2001, recoveries of losses were $7,522, $553 and $1,333, respectively.

Management believes that the reserves for losses and loss expenses are adequate to cover the ultimate net cost of claims, but the reserves are necessarily based on estimates and there can be no assurance that the ultimate liability will not exceed such estimates.

Obligations under Investment and Payment Agreements and Investment Repurchase Agreements: Obligations under investment and payment agreements and investment repurchase agreements are recorded as liabilities on the Consolidated Balance Sheets at the face value of the agreement. The carrying value of these obligations is adjusted for draws paid and interest credited to the account as well as any fair value hedge adjustments. These fair value hedge adjustments are discussed further in "Derivative Contracts used for Hedging Purposes" below. Unsettled agreements are accrued on a trade-date basis on the Consolidated Balance Sheets at the time of commitment. Interest expense is computed based upon daily outstanding settled liability balances at rates and periods specified in the agreements. Net interest income relating to investment and payment agreements and investment repurchase agreements is included as a component of Financial Services revenue.

Net Premiums Earned: Up-front insurance premiums written are received for an entire bond issue. A bond issue may contain several maturities. The premium is allocated to each bond maturity proportionally, based on total principal amount guaranteed and is recognized on a straight-line basis over the term of each maturity. Installment insurance premiums written are recognized over each installment period. When an issue insured by Ambac Assurance has been refunded or called, the remaining unrecognized premium (net of refunding credits, if any) is recognized at that time.

Financial Services Revenue: Ambac's Financial Services net revenues includes the following products:

Investment agreements—Ambac provides investment agreements and investment repurchase agreements principally to states, municipalities, municipal authorities and asset-backed issuers, whereby Ambac agrees to pay an agreed-upon return based on funds deposited. Proceeds from these investment agreement and investment repurchase agreement obligations are used to invest in high credit quality fixed income investments. Net revenues includes interest expense from investment agreement and investment repurchase agreement obligations and interest income from related investments.

Interest rate swaps and total return swaps—Ambac provides interest rate swaps principally to states, municipalities and municipal authorities in connection with their financings. Ambac also enters into total return swaps with various financial institutions. All interest rate swaps and total return swap revenues are accounted for as "Derivative Contracts Classified as Held for Trading Purposes," which is discussed in the Derivatives Contracts section below.

Depreciation and Amortization: Depreciation of furniture and fixtures and electronic data processing equipment is charged over the estimated useful lives of the respective assets, ranging from three to five years, using the straight-line method. Amortization of leasehold improvements is charged over the lesser of ten years or the remaining term of the operating leases, ranging from four to ten years, using the straight-line method.

Postretirement and Postemployment Benefits: Ambac provides various postretirement and postemployment benefits, including pension, and health and life benefits covering substantially all employees who meet certain age and service requirements. Ambac accounts for these benefits under the accrual method of accounting. Amounts related to the defined benefit pension plan and postretirement health benefits are charged based on actuarial determinations.

Foreign Currency: Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with FAS Statement 52, "Foreign Currency Translation" ("SFAS 52"). Under SFAS 52, functional currency assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet dates and the related translation adjustments are included as a component of "Accumulated Other Comprehensive Income," net of any related taxes in Stockholders' Equity. Functional currencies are generally the currencies of the local operating environment. Income statement accounts expressed in functional currencies are translated using average exchange rates. Foreign currency transaction gains and losses, arising primarily from short-term investment securities denominated in foreign currencies, are reflected in net income. The Consolidated Statements of Operations include pre-tax gains (losses) from such foreign exchange items of $8,749, $1,485 and $(3,389) for 2003, 2002 and 2001, respectively.

(Dollar Amounts in Thousands, Except Share Amounts)

Income Taxes: Ambac files a consolidated Federal income tax return with its subsidiaries. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Stock Compensation Plans: In 1997, Ambac adopted the Ambac 1997 Equity Plan. Under this plan, awards are granted to eligible employees of Ambac in the form of non-qualified stock options or other stock-based awards. Ambac accounts for its incentive stock options and stock-based awards under FAS Statement 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 permits a company to choose either the fair value based method of accounting as defined in the Statement or the intrinsic value based method of accounting as prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), for its stock-based compensation plans. Effective January 1, 2003, Ambac adopted the fair value recognition provisions of SFAS 123 prospectively to all employee awards granted after January 1, 2003. Therefore, the cost related to stock-based employee compensation included in the determination of net income for the year ended December 31, 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards prior to January 1, 2003. Prior to 2003, Ambac accounted for such awards under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees." No stock-based employee compensation cost is reflected in net income for the years 2002 and 2001, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period:

	2003	2002	2001
Net income, as reported	**$618,915**	$432,594	$432,906
Add: Stock-based employee compensation included in reported net income, net of tax	**4,530**	–	–
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of tax	**(15,535)**	(12,599)	(13,596)
Pro forma net income	**$607,910**	$419,995	$419,310
Earnings per share:			
As reported	**$5.81**	$4.08	$4.10
Pro-forma	**$5.71**	$3.96	$3.97
Earnings per diluted share:			
As reported	**$5.66**	$3.97	$3.97
Pro-forma	**$5.56**	$3.85	$3.85

Derivative Contracts: In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Certain Hedging Activities." In June 2000, the FASB issued SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133." SFAS 133 and SFAS 138 require all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS 133 and SFAS 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000; Ambac adopted SFAS 133 and SFAS 138 on January 1, 2001. In accordance with the transition provisions of SFAS 133, Ambac recorded transition adjustment losses of $880 (net of related income tax) in "Accumulated Other Comprehensive Income" and $408 (net of related income tax) in net income in 2001.

All derivative instruments are recognized in the Consolidated Balance Sheets as either assets or liabilities depending on the rights or obligations under the contracts. All derivative instruments are measured at estimated fair value. The fair values of derivative instruments are determined by broker quotes or valuation models when broker quotes are not available. Valuation models include estimates, made by management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market.

Derivative Contracts used for Hedging Purposes: Interest rate and currency swaps are utilized to hedge exposure to changes in fair value of assets or liabilities resulting from changes in interest rates and foreign exchange rates, respectively. These interest rate and currency swap hedges are referred to as "fair value" hedges. Gains and losses on fair value hedges are recognized currently in net income. The gain or loss on the hedged asset or liability attributable to the hedged risk (interest rate or foreign exchange risk) adjusts the carrying amount of the hedged item and is recognized currently in net income. If the fair value hedge is fully effective, the gain or loss on the interest rate or currency swap will exactly offset the gain or loss on the hedged item. If exact offset is not achieved, the difference would be the effect of hedge ineffectiveness, which is recognized currently in net income. During 2003 and 2002, the net amount of hedge ineffectiveness, reported in "Net unrealized gains (losses) on derivative hedge contracts" in the Consolidated Statements of Operations was $792 and $(1,020), respectively.

Interest rate swaps are also utilized to hedge the exposure to variable interest rates. These interest rate swap hedges are referred to as "cash flow" hedges. Gains and losses on interest rate swaps designated as cash flow hedges are reported in "Accumulated Other Comprehensive Income" in stockholders' equity, until earnings are affected by the variability in cash flows of the designated hedged item. During 2003, 2002 and 2001, there was no hedge ineffectiveness reported in net income for cash flow hedges.

Ambac discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires, is sold or terminated. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair value hedge, Ambac continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective cash flow hedge, Ambac continues to carry the derivative on the balance sheet at its fair value. The net derivative gain or loss related to a discontinued cash flow hedge (recognized during the period of hedge effectiveness) will continue to be reported in Accumulated Other Comprehensive Income and amortized into net income as a yield adjustment to the previously designated asset or liability. If the previously designated asset or liability is sold or matures, the net derivative gain or loss related to a discontinued cash flow hedge reported in Accumulated Other Comprehensive Income will be reclassified into net income immediately. All subsequent changes in fair values of derivatives previously designated as cash flow hedges will be recognized currently in net income. As of December 31, 2003, $565 of deferred losses on derivative instruments reported in Accumulated Other Comprehensive Income are expected to be reclassified to net income during the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivative losses include the repricing of a variable-rate investment agreement.

Derivative Contracts Classified as Held for Trading Purposes: Ambac, through its subsidiary Ambac Financial Services, provides interest rate swaps to states, municipalities and their authorities, and other entities in connection with their financings. Ambac Capital Services enters into total return swaps with professional counterparties. Total return swaps are only used for fixed income obligations, which meet Ambac Assurance's credit underwriting criteria. Ambac, through its subsidiary Ambac Credit Products, enters into structured credit derivative transactions with various financial institutions. Ambac Financial Services' interest rate swaps and futures contracts, Ambac Capital Services' total return swaps and Ambac Credit Products' structured credit derivatives are classified as held for trading purposes. These contracts are recorded on trade date at fair value. Changes in fair value are recorded as a component of "Financial Services Other Revenue" for interest rate swaps, total return swaps and futures contracts in the accompanying Consolidated Statements of Operations. The fee component of structured credit derivatives is reflected in "Other Credit Enhancement Fees" in the accompanying Consolidated Statements of Operations. The mark-to-market gain or loss associated with credit spread changes on structured credit derivatives is reflected in "Net Mark-to-Market Gains (Losses) on Credit Derivative Contracts" in the accompanying Consolidated Statements of Operations.

All derivative contracts used for hedging purposes and classified as held for trading purposes are recorded on the Consolidated Balance Sheets on a gross basis; assets and liabilities are netted by customer only when a legal right of set-off exists. Gross asset and gross liability balances for all derivatives are recorded as Derivative Product Assets or Derivative Product Liabilities on the Consolidated Balance Sheets.

Special Purpose and Variable Interest Entities: In January 2003, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 46 "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, the FASB released a revision of FIN 46 ("FIN 46-R"), which includes substantial changes from the original FIN 46. FIN 46-R provides accounting and disclosure rules for determining whether certain entities should be consolidated in Ambac's consolidated financial statements. An entity is subject to FIN 46-R, and is called a Variable Interest Entity (VIE), if it has (i) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties or (ii) equity investors that cannot make significant decisions about the entity's operations or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE or both. All other entities not considered VIEs are evaluated for consolidation under existing guidance.

(Dollar Amounts in Thousands, Except Share Amounts)

VIEs are often created for a single specific purpose, for example, to facilitate asset securitization. The provisions of FIN 46 are to be applied immediately to VIEs created after January 31, 2003 and to VIEs in which Ambac obtains an interest after that date. For VIEs in which Ambac holds a variable interest that it acquired before February 1, 2003, FIN 46 shall be applied on December 31, 2003. FIN 46 requires disclosures for entities that have either a primary or significant variable interest in a VIE. The Interpretation permits adoption of either the original or the revised version of FIN 46 until the first quarter of 2004, at which time FIN 46-R must be adopted. For 2003 year-end financial statements, Ambac adopted FIN 46-R.

Ambac has involvement with special purpose entities, including VIEs in two ways. First, Ambac is a provider of financial guarantee insurance for various securitized asset-backed debt obligations, including mortgage backed security obligations, collateralized debt obligations ("CDO") and other asset-backed securitization obligations. Second, Ambac has sponsored two special purpose entities that issue medium-term notes ("MTNs") to fund the purchase of certain financial assets. As discussed in detail below, these Ambac sponsored special purpose entities are considered Qualifying Special Purpose Entities ("QSPEs").

Financial Guarantees: Ambac provides financial guarantee insurance to securitized asset-backed debt obligations of special purpose entities, including VIEs. Ambac's primary variable interest exists through this financial guarantee insurance contract. The transaction structure provides certain financial protection to Ambac. This financial protection can take several forms, however, the most common are over-collateralization, first loss retention and excess spread. In the case of over-collateralization (i.e., the principal amount of the securitized assets exceeds the principal amount of the structured finance obligations guaranteed by Ambac Assurance), the structure allows the transaction to experience defaults among the securitized assets before a default is experienced on the structured finance obligations that have been guaranteed by Ambac. In the case of first loss retention, the financial guarantee insurance policy only covers a senior layer of losses on debt issued by the VIE. The expected losses on the assets are either retained by the seller or sold off in the form of equity and mezzanine debt to other investors. In the case of excess spread, the financial assets contributed to a VIE generate cash flow in the form of interest that is in excess of the interest payments on the related debt. All or a portion of this excess spread accumulates and is available to absorb losses in the transaction. Ambac requires these financial protections as a condition for issuing its financial guarantee insurance policy.

At December 31, 2003, Ambac is the primary beneficiary of one VIE with assets and liabilities of $189,482. Ambac consolidated this entity since the structural financial protections are outside the VIE. This VIE is a bankruptcy remote special purpose financing entity created to facilitate the sale of floating rate notes. This VIE was capitalized in 2002 through the issuance of $299,600 of floating rate notes, guaranteed by Ambac Assurance. The proceeds of the VIE note issuance were used to purchase senior mortgage-backed floating rate notes of a Korean mortgage-backed security Issuer. The creditors of this VIE do not have recourse to the general credit of any Ambac entity beyond what is provided by the financial guarantee. Protections afforded Ambac Assurance in this transaction were in the form of a reserve fund and first loss protection through subordinated debt issued of approximately $40,000. Ambac Assurance will pay claims under its financial guarantee only in the event that defaults of the mortgage assets of the Korean issuer both reduce the reserve fund to zero and losses exceed the principal amount of the subordinated notes.

The following table provides supplemental information about assets and liabilities associated with this entity under the balance sheet caption "FIN 46 variable interest entities":

	At December 31, 2003
Assets:	
Cash	90
Investment securities	189,151
Investment income due and accrued	241
Total	189,482
Liabilities:	
Floating Rate Notes	189,151
Accrued Interest Payable	294
Other	37
Total	189,482

Ambac does not consolidate other VIEs since we are not the primary beneficiary. It is possible in the future that Ambac will consolidate other entities for which it will issue a financial guarantee insurance policy. If Ambac issues a financial guarantee insurance policy for the obligations of a VIE and does not receive structural financial protection adequate to absorb the majority of expected loss, Ambac may be required to consolidate the related VIE in accordance with FIN 46-R. Ambac underwrites its insurance to a remote loss standard and normally demands structural financial protection that absorbs the majority of expected loss in a transaction. However, management is committed to take actions to reduce economic loss regardless of any requirement to consolidate. Consolidation is an important accounting concept, however, it does not change the economic risk profile of the insurance exposure.

Qualified Special Purpose Entities: Ambac has transferred financial assets to two special purpose entities. The business purpose of these entities is to provide certain financial guarantee clients with funding for their debt obligations. These entities meet the characteristics of Qualifying Special Purpose Entities ("QSPEs") in accordance with Statement of Financial Accounting Standards 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities ("SFAS 140")." QSPEs are not subject to the requirements of FIN 46-R and accordingly are not consolidated in Ambac's financial statements. However, see the discussion below on the Exposure Draft issued by the FASB that could change the accounting rules for QSPEs in the future. The QSPEs are legal entities that are demonstrably distinct from Ambac. Ambac, its affiliates or its agents cannot unilaterally dissolve the QSPEs. The QSPEs permitted activities are limited to those outlined below.

As of December 31, 2003, there have been 13 individual transactions processed through the QSPEs of which 10 remain. In each case, Ambac sells fixed income debt obligations to the QSPEs. These transactions are true sales based upon the bankruptcy remote nature of the QSPE and the absence of any agreement or obligation for Ambac to repurchase or redeem assets of the QSPE. The purchase by the QSPE is financed through the issuance of MTNs, which are collateralized by the purchased assets. These MTNs approximately match the cash flow of the assets purchased. Derivative contracts (interest rate and currency swaps) may be used for hedging purposes only. Derivative hedges are established at the time MTNs are issued to purchase financial assets. The activities of the QSPEs are contractually limited to purchasing assets from Ambac, issuing MTNs to fund such purchase, executing derivative hedges and related administrative services. Ambac Assurance may issue a financial guarantee insurance policy on the assets sold, the MTNs issued or both. As of December 31, 2003, Ambac Assurance had financial guarantee insurance policies issued for all assets and MTNs owned and outstanding by the QSPEs.

Ambac's exposure under these financial guarantee insurance policies is included in the disclosure in Note 12 "Guarantees in Force" to the consolidated financial statements. Pursuant to the terms of Ambac Assurance's insurance policy, insurance premiums are paid to Ambac Assurance by the QSPEs and are earned in a manner consistent with other insurance policies, over the risk period. Any losses incurred would be included in Ambac's Consolidated Statements of Operations. Under the terms of an Administrative Agency Agreement, Ambac provides certain administrative duties, primarily collecting amounts due on the obligations and making interest payments on the MTNs.

Assets sold to the QSPEs during 2003, 2002 and 2001 were $250,000, $350,000 and $793,438, respectively. No gains or losses were recognized on these sales. As of December 31, 2003, the estimated fair value of financial assets, MTN liabilities and derivative hedge liabilities were $1,719,207, $1,551,252 and $158,039 respectively. When market quotes are not available, estimated fair value is determined utilizing valuation models. These models include estimates, made by Ambac management, which utilize current market information. The valuation results from these models could differ materially from amounts that would actually be realized in the market. Ambac Assurance received gross premiums for issuing financial guarantee policies on the assets, MTNs and derivative contracts of $5,278, $19,255 and $23,682 for the years ended December 31, 2003, 2002 and 2001, respectively. Ambac received fees for providing other services amounting to $461, $80 and $302 for 2003, 2002 and 2001, respectively.

In June 2003, the FASB issued an Exposure Draft for proposed Statement of Financial Accounting Standards entitled "Qualifying Special-Purposes Entities and Isolation of Transferred Assets," an amendment of FASB Statement No. 140 ("The Exposure Draft"). The Exposure Draft is a proposal that is subject to change and as such, is not yet authoritative. The FASB expects to issue a revised Exposure Draft in the first quarter of 2004 with a final document becoming effective during the second quarter of 2004. If the proposal is enacted in its current form, it will amend and clarify FAS 140. The Exposure Draft would prohibit an entity from being a QSPE if it enters into an agreement that obligates a transferor of financial assets, its affiliates, or its agents to deliver additional cash or other assets to fulfill the SPE's obligations to beneficial interest holders. If this Exposure Draft becomes enacted as currently proposed and if the QSPEs issue new beneficial interests after the effective date and receive assets other than those they are committed to receive under commitments to beneficial interest holders made before the effective date of the final Statement, management believes Ambac would be required to consolidate. This conclusion is based upon the fact that Ambac provides financial support to these entities such as financial guarantees and liquidity commitments. Should Ambac be required to consolidate under this Exposure Draft if enacted as proposed, the financial statements impact would be to gross up Ambac's consolidated balance sheet for the assets and liabilities held by the QSPEs that approximate $1,600,000 at December 31, 2003. Additionally, fees received by Ambac from the QSPEs (primarily insurance premiums) would be eliminated in consolidation and essentially reclassified to net interest income. The risk characteristics of these transactions are not impacted by consolidation.

Net Income Per Share: Basic net income per share is computed by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted net income per share is computed similar to basic net income per share except that the weighted average shares outstanding are increased to include 2,856,673, 3,114,443 and 3,242,176 additional shares from the assumed conversion of dilutive stock options and restricted stock units at December 31, 2003, 2002 and 2001, respectively. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the year.

(Dollar Amounts in Thousands, Except Share Amounts)

Accounting Standards: In April 2003, the FASB issued SFAS Statement 149 "Amendment to Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." The changes in SFAS 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. In particular, SFAS 149 (i) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative under SFAS 133, (ii) clarifies when a derivative contains a financing component, (iii) amends the definition of an underlying obligation to conform it to language used in FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," and (iv) amends certain other pronouncements. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except in certain instances detailed in SFAS 149, and hedging relationships designated after June 30, 2003. Except as otherwise stated in SFAS 149, all provisions should be applied prospectively. SFAS 149 did not have a material impact on Ambac.

In May 2003, the FASB issued SFAS Statement 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 did not have an impact on Ambac.

In January 2004, the FASB issued FASB Staff Position No. FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP FAS 106-1"), in response to the December 2003 enactment of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act"). The Act introduces a prescription drug benefit for individuals under Medicare (Medicare Part D) as well as a federal subsidy equal to 28% of prescription drug claims for sponsors of retiree health care plans with drug benefits that are at least actuarially equivalent to those to be offered under Medicare Part D. FSP FAS 106-1 allows plan sponsors the option of accounting for the effects of the Act in financial statements for periods that cover the date of enactment or making a one-time election to defer the accounting for the effects of the Act. Ambac decided to defer recognizing any effects of the Act until further guidance is issued by the FASB. Measurements of the accumulated projected benefit obligation or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on Ambac's postretirement benefit plans. The Act is not expected to have a material effect on Ambac's operating results.

Reclassifications: Certain reclassifications have been made to prior years' amounts to conform to the current year's presentation.

3 INVESTMENTS

The amortized cost and estimated fair value of investments in fixed income securities and short-term investments at December 31, 2003 and 2002 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2003:				
Fixed income securities:				
Municipal obligations	$ 5,404,013	$336,424	$ 6,391	$ 5,734,046
Corporate obligations	1,029,950	62,655	6,374	1,086,231
Foreign obligations	156,901	20,942	664	177,179
U.S. government obligations	88,894	1,407	351	89,950
Mortgage and asset-backed securities (includes U.S. government agency obligations)	5,723,489	66,981	17,808	5,772,662
Short-term	250,382	–	–	250,382
	12,653,629	488,409	31,588	13,110,450
Fixed income securities pledged as collateral:				
U.S. government obligations	12,209	53	–	12,262
Mortgage and asset-backed securities (includes U.S. government agency obligations)	649,837	3,497	4,174	649,160
	662,046	3,550	4,174	661,422
Total	$13,315,675	$491,959	$35,762	$13,771,872
2002:				
Fixed income securities:				
Municipal obligations	$ 4,587,545	$304,995	$ 4,638	$ 4,887,902
Corporate obligations	1,532,859	64,219	27,764	1,569,314
Foreign obligations	108,071	12,562	33	120,600
U.S. government obligations	104,966	3,563	336	108,193
Mortgage and asset-backed securities (includes U.S. government agency obligations)	4,799,872	115,601	3,859	4,911,614
Short-term	395,761	–	–	395,761
	11,529,074	500,940	36,630	11,993,384
Fixed income securities pledged as collateral:				
Mortgage and asset-backed securities (includes U.S. government agency obligations)	537,711	6,260	399	543,572
Total	$12,066,785	$507,200	$37,029	$12,536,956

All foreign obligations are either government issued securities or bank money market funds, and are denominated in either Pounds sterling, Euros or Australian dollars.

The amortized cost and estimated fair value of fixed income securities and short-term investments at December 31, 2003, by contractual maturity, were as follows:

	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 333,608	$ 335,210
Due after one year through five years	420,761	453,612
Due after five years through ten years	1,167,096	1,233,538
Due after ten years	5,020,884	5,327,690
	6,942,349	7,350,050
Mortgage and asset-backed securities	6,373,326	6,421,822
	$13,315,675	$13,771,872

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

At December 31, 2003, the cost of approximately 165 investments in fixed income securities exceeded their fair value by $36,188. There were no individual securities with material unrealized losses as of December 31, 2003 and 2002.

Of the $36,188, $29,035 represents fixed income investments that have been in a gross unrealized loss position for less than a year and of these 99% are rated investment grade; and $7,153 represents fixed income investments that have been in a gross unrealized loss position for a year or more and of these 98% are rated investment grade. The unrealized loss on these securities reflects the current interest rate environment.

Management has determined that the unrealized losses on Ambac's investments in fixed income securities at December 31, 2003 are temporary in nature. Ambac conducts a review each quarter to identify and evaluate investments that have indications of possible impairment. An investment in a debt security is impaired if its fair value falls below its cost and the decline is considered other-than-temporary. Factors considered when assessing impairment include: (i) securities whose fair values have declined by 20% or more below amortized cost for a continuous period of at least six months; (ii) recent credit downgrades by rating agencies; (iii) the financial condition of the issuer; (iv) whether scheduled interest payments are past due; and (v) whether Ambac has the ability to hold the security for a sufficient period of time to allow for anticipated recoveries in fair value.

(Dollar Amounts in Thousands, Except Share Amounts)

The following table shows gross unrealized losses and fair values of Ambac's investments, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position, at December 31, 2003:

	Less Than 12 Months		12 Months or More		Total	
Temporarily Impaired Securities	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Municipal obligations	$ 433,907	$ 5,958	$ 6,509	$ 433	$ 440,416	$ 6,391
Corporate obligations	100,569	1,801	100,858	4,573	201,427	6,374
Foreign government obligations	36,557	664	–	–	36,557	664
U.S. government obligations	50,210	351	–	–	50,210	351
Mortgage and asset-backed securities	1,585,761	20,254	165,998	1,728	1,751,759	21,982
Other	146	7	1,514	419	1,660	426
Total temporarily impaired securities	$2,207,150	$29,035	$274,879	$7,153	$2,482,029	$36,188

Securities carried at $6,959 and $6,240 at December 31, 2003 and 2002, respectively, were deposited by Ambac with governmental authorities or designated custodian banks as required by laws affecting insurance companies.

Net investment income from the Financial Guarantee segment was comprised of the following:

	2003	2002	2001
Fixed income securities	**$322,098**	$297,741	$260,302
Short-term investments	**2,321**	2,831	9,996
Total investment income	**324,419**	300,572	270,298
Investment expense	**(3,330)**	(3,275)	(2,451)
Net investment income	**$321,089**	$297,297	$267,847

The Financial Guarantee segment had gross realized gains of $45,890, $48,529 and $12,100 in 2003, 2002 and 2001, respectively, and gross realized losses of $5,700, $7,611 and $9,975 in 2003, 2002 and 2001, respectively. Included in the above is net foreign exchange gains of $9,376 and $1,850 in 2003 and 2002, respectively, and net foreign exchange losses of $3,161 in 2001, related to investments in high-grade foreign currency denominated securities.

The Financial Services segment had gross realized gains of $18,885, $10,313 and $7,526 in 2003, 2002 and 2001, respectively, and gross realized losses of $20,866, $144,520 and $10,551 in 2003, 2002 and 2001, respectively. Included in 2003 and 2002 realized losses was an impairment write-down of $10,470 and $139,731, respectively, to the carrying value of asset-backed notes issued by National Century Financial Enterprises, Inc. ("NCFE"). These notes, which were rated triple-A until October 25, 2002, have defaulted and NCFE filed for protection under Chapter 11 of the U.S. Bankruptcy Code in November of 2002. The NCFE securities, which are backed by health care receivables, have been written down to approximately 14% of par value, which represents management's estimate of its future recovery from assets in the trust based on existing facts and circumstances and presumes no recovery from litigation. There were no impairment write-downs during 2001.

Ambac routinely pledges and receives collateral related to certain business lines and/or transactions. The following is a description of those arrangements by collateral source:

(1) Securities purchased under agreements to resell (repurchase agreements) – In the normal course of business, Ambac holds securities under repurchase agreements with various counterparties. A portion of these securities has been pledged to Ambac's investment agreement counterparties (including counterparties with agreements structured as investment repurchase agreements). Such securities may not then be repledged by the investment agreement counterparty to another entity. Securities purchased under agreements to resell have also been pledged to certain interest rate swap and structured credit derivative counterparties. Under the terms of these derivative agreements, Ambac and its counterparties may be required to pledge collateral to the other resulting from changes in the estimated fair value of those agreements. Both Ambac and the counterparties have identical rights to pledge or rehypothecate the securities received under these derivative agreements.

(2) Securities held in Ambac's investment portfolio – Ambac pledges investments it holds in its Financial Services investment portfolio to both investment and payment agreement counterparties and derivative counterparties in accordance with the terms and conditions described in (1) above. Ambac has also sold securities in its Financial Services investment portfolio under agreements to repurchase (reverse repurchase agreements). Ambac's counterparties under derivative agreements and reverse repurchase agreements have the right to pledge or rehypothecate the securities, which were pledged or sold, respectively. Consequently, securities held in Ambac's investment portfolio which are pledged or sold under reverse repurchase and derivative agreements, respectively, are separately classified on the Consolidated Balance Sheet as "Fixed income securities pledged as collateral, at fair value."

(3) Securities pledged to Ambac under derivative agreements — Ambac may repledge securities it holds from certain derivative counterparties as described in (1) above, to other derivative counterparties in accordance with its rights and obligations under those agreements.

The following table presents (i) the sources of collateral Ambac either received from various counterparties or directly held in its investment portfolio, and (ii) how that collateral was pledged to various investment and payment agreement, derivative and reverse repurchase agreement counterparties at December 31, 2003 and 2002:

		Collateral Pledged		
	Fair Value of Underlying Securities	Fair Value of Securities Pledged to Investment Agreement Counterparties	Fair Value of Cash and Securities Pledged to Derivative Counterparties	Fair Value of Securities Sold Under Agreements to Repurchase
2003:				
Sources of Collateral:				
Securities purchased under agreements to resell	$ 421,904	$ 322,887	$ 86,197	–
Securities pledged directly from the investment portfolio	2,963,653	2,302,231	52,558	608,864
Cash and securities pledged from its derivative counterparties	151,539	–	97,586	–
2002:				
Sources of Collateral:				
Securities purchased under agreements to resell	$ 661,526	$ 458,509	$ 35,927	–
Securities pledged directly from the investment portfolio	2,431,282	1,887,710	–	543,572
Cash and securities pledged from its derivative counterparties	104,482	–	120,016	–

4 LOANS

In the normal course of business, Ambac extended loans for the following purposes:

Structured municipal transactions: Loans have been extended to customers participating in certain structured municipal transactions. The loans are collateralized with cash in amounts adequate to repay the loan balance. Equipment and other assets underlying the transactions serve as additional collateral for the loans. Ambac acts as the payment custodian and holds the funds posted as collateral. At December 31, 2003 and 2002, the loan balances outstanding and cash collateral held were $672,200 and $687,901, respectively. As of December 31, 2003 and 2002, the interest rates on these loans ranged from 6.25% to 8.42%. The range of expected final maturity dates of these loans was May 2004 to January 2027 as of December 31, 2003.

Project financing: Ambac has purchased loans which finance an infrastructure project that are secured by the assets underlying the project. As of December 31, 2003, Ambac has outstanding loan balances of $159,644 with interest rates ranging from 3.39% to 5.18%. As of December 31, 2002, Ambac had outstanding loan balances of $145,708 with interest rates ranging from 5.28% to 7.03%. The range of expected maturity dates of these loans was July 2014 to July 2019 as of December 31, 2003 and 2002.

Investment partnerships: Ambac has senior secured short-term loans outstanding to certain investment partnerships which invest in diversified portfolios of assets, primarily high-yield debt obligations and bank loans. The loans are collateralized with a first priority lien and security interest in the invested assets. As of December 31, 2003, Ambac has outstanding loan balances of $6,137 with interest rates ranging from 2.25% to 2.28%. The range of maturity dates for these loans was January 2004 to February 2004. As of December 31, 2002, Ambac had an outstanding loan balance of $10,200 with an interest rate of 2.44%. The maturity of this loan was January 2003.

(Dollar Amounts in Thousands, Except Share Amounts)

5 REINSURANCE

In the ordinary course of business, Ambac Assurance cedes exposures under various reinsurance contracts primarily designed to minimize losses from large risks and to protect capital and surplus. The effect of reinsurance on premiums written and earned was as follows:

Years Ended December 31,	2003		2002		2001	
	Written	**Earned**	Written	Earned	Written	Earned
Direct	**$1,114,445**	**$ 692,170**	$ 871,070	$515,119	$632,413	$410,392
Assumed	**29,258**	**36,958**	32,962	41,486	50,883	38,825
Ceded	**(138,146)**	**(108,811)**	(113,542)	(85,071)	(95,534)	(70,483)
Net premiums	**$1,005,557**	**$ 620,317**	$ 790,490	$471,534	$587,762	$378,734

The reinsurance of risk does not relieve the ceding insurer of its original liability to its policyholders. In the event that all or any of the reinsurers are unable to meet their obligations to Ambac Assurance under the existing reinsurance agreements, Ambac Assurance would be liable for such defaulted amounts. To minimize its exposure to significant losses from reinsurers, Ambac Assurance (i) monitors the financial condition of its reinsurers; (ii) has collateral provisions in certain reinsurance contracts and (iii) has certain termination triggers that can be exercised by Ambac Assurance in the event of a rating downgrade of a reinsurer. Additionally, as of December 31, 2003, Ambac Assurance held bank letters of credit and collateral amounting to approximately $141,751 from its reinsurers to cover liabilities ceded under the aforementioned reinsurance contracts. For the years ended December 31, 2003, 2002 and 2001, reinsurance recoveries, which reduced loss and loss expenses incurred, amounted to $4,041, $1,334 and $0, respectively. Reinsurance recoverables on paid losses and loss expenses as of December 31, 2003 and 2002 were $495 and $242, respectively. As of December 31, 2003, prepaid reinsurance of approximately $232,229 was associated with Ambac Assurance's four largest reinsurers. Ambac pledged cash and fixed income securities to foreign insurers of $13,584 and $11,166 at December 31, 2003 and 2002, respectively, related to business assumed from those insurers.

6 LOSSES AND LOSS EXPENSE RESERVE

As discussed in Note 2, Ambac Assurance's liability for losses and loss expenses consists of case basis and active credit reserves. Following is a summary of the activity in the case basis credit and active credit reserve accounts and the components of the liability for loss and loss expense reserves:

	2003	2002	2001
Case basis loss and loss expense reserves:			
Balance at January 1	**$ 53,592**	$ 24,384	$ 24,466
Less: reinsurance recoverables	**4,600**	1,021	1,011
Net balance at January 1	**48,992**	23,363	23,455
Incurred related to:			
Current year	**25,361**	36,365	38
Prior years	**14,403**	(1,480)	1,131
Total incurred	**39,764**	34,885	1,169
Paid related to:			
Current year	**9,825**	5,740	–
Prior years	**24,233**	3,516	1,261
Total paid	**34,058**	9,256	1,261
Net balance at December 31	**54,698**	48,992	23,363
Plus reinsurance recoverables	**2,535**	4,600	1,021
Balance at December 31	**57,233**	53,592	24,384
Active credit reserve:			
Balance at January 1	**118,545**	126,730	107,899
Net provision for losses	**53,400**	26,700	20,000
Transfers (to) from case reserves	**(39,764)**	(34,885)	(1,169)
Balance at December 31	**132,181**	118,545	126,730
Total	**$189,414**	$172,137	$151,114

7 STOCKHOLDERS' EQUITY

Ambac is authorized to issue 200,000,000 shares of Common Stock, par value $0.01 per share, of which 107,144,148 were issued as of December 31, 2003. Ambac is also authorized to issue 4,000,000 shares of Preferred Stock, $0.01 par value per share, none of which was issued and outstanding as of December 31, 2003.

Dividends declared per share amounted to $0.42, $0.38 and $0.34 in 2003, 2002 and 2001, respectively.

Stockholder Rights Plan: Ambac adopted a Stockholder Rights Plan under which stockholders received (after giving effect to two stock splits since adoption of the Plan) one Right for each three shares of Common Stock owned. Each Right entitles the registered holder to purchase from Ambac one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, at a purchase price of $190 per share. The Rights generally detach and become exercisable when any person or group acquires 20% or more (or announces a tender offer for 20% or more) of Ambac's Common Stock. In addition, in the event that any person or group acquires 20% or more of Ambac's Common Stock, each Right (other than those held by the acquiring company) will entitle the holder to receive that number of shares of Common Stock of Ambac with a value of two times the exercise price of the Right. If, following the date on which any person or group acquires 20% or more of Ambac's Common Stock, Ambac is acquired in a merger or other business combination transaction in which Ambac is not the surviving corporation or 50% or more of Ambac's assets, cash flow or earning power is sold or transferred, each Right will entitle the holder to receive that number of shares of stock of the acquiring company having a value equal to two times the exercise price of the Right. The Rights, which expire on January 31, 2006, are redeemable in whole, but not in part, by action of the Board of Directors of Ambac at a price of $0.01 per Right at any time prior to the tenth day following the date on which any person or group acquires 20% or more of Ambac's Common Stock.

8 COMMITMENTS AND CONTINGENCIES

Ambac is responsible for leases on the rental of office space. The lease agreements, which expire periodically through September 2019, contain provisions for scheduled periodic rent increases and are accounted for as operating leases. An estimate of future net minimum lease payments in each of the next five years ending December 31, and the periods thereafter, is as follows:

	Amount
2004	$ 8,028
2005	7,364
2006	7,210
2007	6,314
2008	6,556
All later years	84,150
	$119,622

Rent expense for the aforementioned leases amounted to $7,434, $6,377 and $5,916 for the years ended December 31, 2003, 2002 and 2001, respectively. Total future rental receipts under sublease agreements are estimated at $598.

9 INSURANCE REGULATORY RESTRICTIONS

Ambac Assurance is subject to insurance regulatory requirements of the States of Wisconsin and New York, and the other jurisdictions in which it is licensed to conduct business.

Ambac Assurance's ability to pay dividends is generally restricted by law and subject to approval by the Office of the Commissioner of Insurance of the State of Wisconsin. Wisconsin insurance law restricts the payment of dividends in any 12-month period without regulatory approval to the lesser of (a) 10% of policyholders' surplus as of the preceding December 31 and (b) the greater of (i) statutory net income for the calendar year preceding the date of dividend, minus realized capital gains for that calendar year and (ii) the aggregate of statutory net income for three calendar years preceding the date of the dividend, minus realized capital gains for those calendar years and minus dividends paid or credited within the first two of the three preceding calendar years. Based upon these restrictions, at December 31, 2003, the maximum amount that will be available during 2004 for payment of dividends by Ambac Assurance is approximately $274,000. Ambac Assurance paid cash dividends of $89,600, $78,000 and $68,000 on its common stock in 2003, 2002 and 2001, respectively.

The New York Financial Guarantee Insurance Law establishes single risk limits applicable to obligations insured by Ambac Assurance. Such limits are specific to the type of insured obligation (for example, municipal or asset-backed). The limits compare the insured net par outstanding and average annual debt service, net of reinsurance and collateral, for a single risk to the insurer's qualified statutory capital, which is defined as the sum of the insurer's policyholders' surplus and contingency reserves. As of December 31, 2003 and 2002, Ambac Assurance and its subsidiaries were in compliance with these regulatory requirements.

Ambac Assurance's statutory financial statements are prepared on the basis of accounting practices prescribed or permitted by the Wisconsin Insurance Department. Effective January 1, 2001, Wisconsin adopted the National Association of Insurance Commissioners' statutory accounting practices ("NAIC SAP") as a component of its prescribed accounting practices. The adoption of the NAIC SAP did not have a material effect on Ambac Assurance's statutory capital. Wisconsin's accounting practice for changes to the contingency reserve differ from those practices of NAIC SAP. Under NAIC SAP, contributions to and releases from the contingency reserve are recorded via a direct charge or credit to surplus. Under the Wisconsin Administrative Code, contributions to and release from the contingency reserve are to be recorded through underwriting income. Ambac Assurance received permission of the Wisconsin Insurance Commissioner to record contributions to and releases from the contingency reserve in accordance with NAIC SAP. Statutory surplus is the same using each of these accounting practices. Statutory net income is higher than if Ambac Assurance had reported the net contributions in accordance with the Wisconsin Administrative Code by $234,219, $169,015 and $183,269 for 2003, 2002 and 2001, respectively.

(Dollar Amounts in Thousands, Except Share Amounts)

Statutory capital and surplus was $2,739,675 and $2,227,438 at December 31, 2003 and 2002, respectively. Qualified statutory capital was $4,525,991 and $3,736,336 at December 31, 2003 and 2002, respectively. Statutory net income for Ambac Assurance was $584,160, $486,246 and $394,559 for 2003, 2002 and 2001, respectively. Statutory capital and surplus differs from stockholders' equity determined under GAAP principally due to statutory accounting rules that treat loss reserves, premiums earned, policy acquisition costs, and deferred income taxes differently.

10 INCOME TAXES

Ambac's provision for income taxes charged to income from continuing operations is comprised of the following:

	2003	2002	2001
Current taxes	**$228,305**	$182,051	$122,258
Deferred taxes	**(6,815)**	(50,648)	12,785
	$221,490	$131,403	$135,043

The total effect of income taxes on income and stockholders' equity for the years ended December 31, 2003 and 2002 was as follows:

	2003	2002
Total income taxes charged to income from continuing operations	**$221,490**	$131,403
Total income taxes charged to discontinued operations	**2,208**	193
Total charged to net income	**223,698**	131,596
Income taxes charged (credited) to stockholders' equity:		
Unrealized (losses) gains on investment securities	**(2,304)**	114,674
Exercise of stock options	**(23,414)**	(16,320)
Total (credited) charged to stockholders' equity	**(25,718)**	98,354
Total effect of income taxes	**$197,980**	$229,950

The tax provisions in the accompanying Consolidated Statements of Operations reflect effective tax rates differing from prevailing Federal corporate income tax rates. The following is a reconciliation of these differences:

	2003	%	2002	%	2001	%
Tax on income from continuing operations at statutory rate	**$297,356**	**35.0%**	$197,166	35.0%	$198,805	35.0%
Reductions in expected tax resulting from:						
Tax-exempt interest	**(73,652)**	**(8.7)**	(63,211)	(11.2)	(59,644)	(10.5)
Other, net	**(2,214)**	**(0.2)**	(2,552)	(0.6)	(4,118)	(0.7)
Tax expense on income from continuing operations	**$221,490**	**26.1%**	$131,403	23.2%	$135,043	23.8%

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax liabilities:		
Contingency reserve	**$ 266,957**	$ 226,957
Unrealized gains on bonds	**145,030**	147,334
Deferred acquisition costs	**62,835**	60,110
Unearned premiums and credit fees	**60,121**	55,404
Investments	**5,823**	7,462
Other	**7,199**	7,198
Total deferred tax liabilities	**547,965**	504,465
Deferred tax assets:		
Tax and loss bonds	**231,371**	191,371
Loss reserves	**46,814**	40,536
Compensation	**39,114**	29,674
Investment impairment loss	**52,570**	48,906
Other	**7,038**	8,337
Sub-total deferred tax assets	**376,907**	318,824
Valuation allowance	**–**	–
Total deferred tax assets	**376,907**	318,824
Net deferred tax liabilities	**$(171,058)**	$(185,641)

Ambac believes that no valuation allowance is necessary in connection with the deferred tax assets. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

11 PENSION AND POSTRETIREMENT BENEFITS

Pensions: Ambac has a defined benefit pension plan covering substantially all employees of Ambac. The benefits are based on years of service and the employee's highest salary during five consecutive years of employment within the last ten years of employment. Ambac's funding policy is to contribute annually the maximum amount that can be deducted for Federal income tax purposes. Contributions for 2004 are estimated to be approximately $1,800. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

The table below sets forth a reconciliation of the beginning and ending projected benefit obligation, beginning and ending balances of the fair value of plan assets, and the funded status of the plan as of December 31, 2003 and 2002.

	2003	2002
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	**$18,030**	$14,360
Service cost	**1,653**	1,397
Interest cost	**1,151**	922
Actuarial loss	**2,447**	1,605
Benefits paid	**(244)**	(254)
Projected benefit obligation at end of year	**$23,037**	$18,030
Change in Plan Assets:		
Fair value of plan assets at beginning of year	**$12,521**	$12,831
Actual return on plan assets	**4,021**	(1,556)
Company contributions	**5,700**	1,500
Benefits paid	**(244)**	(254)
Fair value of plan assets at end of year	**$21,998**	$12,521
Funded status	**$ (1,039)**	$ (5,509)
Unrecognized loss	**5,566**	5,512
Unrecognized prior service cost	**(118)**	(249)
Prepaid asset/(pension liability)	**$ 4,409**	$ (246)

Ambac employs a total return investment approach whereby a mix of equity and bond mutual funds are used to maximize the long-term return of plan assets for a prudent level of risk. Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition. The plan strives to have diversification so that adverse results from one security class will not have an unduly detrimental impact on the entire portfolio. The investment policy establishes a target allocation for each class which is rebalanced as deemed necessary. Target asset allocations are 40% large capitalization U.S. equity index mutual funds, 30% U.S. bond index mutual funds, 20% international equity mutual funds and 10% small capitalization U.S. equity mutual funds.

The fair value of total plan assets at December 31, 2003 and 2002 by asset category were as follows:

	2003	2002
Equity mutual funds	**72%**	66%
Bond mutual funds	**28%**	34%
	100%	100%

Net pension costs for 2003, 2002 and 2001 included the following components:

	2003	2002	2001
Service cost	**$ 1,653**	$ 1,397	$ 1,031
Interest cost	**1,151**	992	853
Expected return on plan assets	**(1,664)**	(1,289)	(1,286)
Amortization of prior service cost	**(131)**	(131)	(151)
Recognized net loss (gain)	**37**	–	(78)
Net periodic pension cost	**$ 1,046**	$ 969	$ 369

The following assumptions were used to determine the projected benefit obligation at the measurement date (December 31, 2003) and the net periodic pension cost for the year:

Projected Benefit Obligation	2003	2002
Discount rate	**6.0%**	6.5%
Rate of compensation increase	**4.5%**	4.5%

Net Periodic Pension Cost	2003	2002	2001
Discount rate	**6.5%**	7.0%	7.5%
Expected long-term return on plan assets	**8.75%**	8.75%	9.25%
Rate of compensation increase	**4.5%**	4.5%	5.0%

The return on plan assets reflects the weighted-average of the expected long-term rates of return for the security classes of investments. Consideration is given for historical returns and current economic conditions.

Postretirement Health Care and Other Benefits: Ambac provides certain medical and life insurance benefits for retired employees and eligible dependents. All plans are contributory. None of the plans are currently funded.

Postretirement benefits expense was $171, $119 and $175 in 2003, 2002 and 2001, respectively. The unfunded accumulated postretirement benefit obligation was $2,008 and the related accrued postretirement liability was $2,449 as of December 31, 2003.

The assumed health care cost trend rates range from 10.0% in 2004, decreasing ratably to 6.0% in 2010. Increasing the assumed health care cost trend rate by one percentage point in each future year would increase the accumulated postretirement benefit obligation at December 31, 2003, by $411 and the 2003 benefit expense by $64. The discount rate used to measure the accumulated postretirement benefit obligation was 6.0% and 6.5 % for 2003 and 2002, respectively.

12 GUARANTEES IN FORCE

The par amount of financial guarantees outstanding, net of reinsurance, was $425,854,000 and $379,211,000 at December 31, 2003 and 2002, respectively. As of December 31, 2003 and 2002, the guarantee portfolio was diversified by type of guaranteed bond as shown in the following table:

	Net Par Amount Outstanding	
(Dollars in Millions)	2003	2002
Public Finance:		
Lease and tax-backed revenue	$ 66,331	$ 60,118
General obligation	44,350	41,359
Utility revenue	33,598	33,289
Health care revenue	22,120	20,675
Transportation revenue	18,244	15,218
Higher education	15,778	14,138
Housing revenue	9,014	8,345
Student loans	8,905	7,629
Other	5,879	5,723
Total Public Finance	224,219	206,494
Structured Finance:		
Mortgage-backed and home equity	50,819	49,262
Asset-backed and conduits	27,126	25,977
Investor-owned utilities	14,480	14,285
Pooled debt obligations[1]	11,492	9,178
Other	11,302	6,290
Total Structured Finance	115,219	104,992
International Finance:		
Pooled debt obligations[1]	54,439	45,697
Asset-backed and conduits	12,503	9,232
Mortgage-backed and home equity	7,557	4,828
Investor-owned and public utilities	4,677	3,680
Transportation revenue	3,698	1,147
Sovereign/sub-sovereign	2,353	1,916
Other	1,189	1,225
Total International Finance	86,416	67,725
	$425,854	$379,211

(1) Pooled debt obligations include $48,825 and $43,701 of structured credit derivatives at December 31, 2003 and December 31, 2002, respectively.

As of December 31, 2003 and 2002, the International Finance guaranteed portfolio is shown in the following table by location of risk:

	Net Par Amount Outstanding	
(Dollars in Millions)	2003	2002
United Kingdom	$17,990	$ 9,289
Germany	11,617	10,556
Japan	6,058	2,393
Australia	3,620	2,486
Italy	1,633	787
France	1,442	1,001
Internationally diversified	38,243	36,454
Other international	5,813	4,759
Total International Finance	$86,416	$67,725

Internationally diversified includes pooled debt obligations. Such obligations represent pools of geographically diversified exposures which includes components of domestic exposure.

Direct financial guarantees in force (principal and interest) was $707,131,000 and $632,194,000 at December 31, 2003 and 2002, respectively. Net financial guarantees in force (after giving effect to reinsurance) was $625,564,000 and $557,422,000 as of December 31, 2003 and 2002, respectively.

In the United States, California and New York were the states with the highest aggregate net par amounts in force, accounting for 9.5% and 5.8% of the total at December 31, 2003. No other state accounted for more than five percent. The highest single insured risk represented 1.0% of aggregate net par amount insured.

13 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following fair value amounts were determined by using independent market information when available, and valuation models when market quotes were not available. In cases where specific market quotes are unavailable, interpreting market data and estimating fair values require considerable judgment by management. Accordingly, the estimates presented are not necessarily indicative of the amount Ambac could realize in a current market exchange.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Investments: The fair values of fixed income investments are based primarily on quoted market prices received from a nationally recognized pricing service or dealer quotes. When quotes are not available, fair values are estimated based upon internal valuation models.

Short-term investments and cash: The fair values of short-term investments and cash are assumed to approximate amortized cost.

Other: The fair value of other investments, primarily mutual funds, are based on quoted market prices received from a nationally recognized pricing service.

Securities purchased under agreements to resell: The fair value of securities purchased under agreements to resell is assumed to approximate carrying value.

Investment income due and accrued: The fair value of investment income due and accrued is assumed to approximate carrying value.

Loans: The fair values of loans extended for structured municipal transactions, project financings and investment partnerships are assumed to approximate carrying value.

Derivative contracts used for hedging purposes: The fair values of cash flow hedges and fair value hedges (interest rate and currency swaps), as defined in Note 2, are determined by broker quotes or valuation models when broker quotes are not available.

Derivative contracts held for trading purposes: The fair values of interest rate swaps, currency swaps, total return swaps and structured credit derivative transactions, as discussed in Note 2, are determined by broker quotes or valuation models when broker quotes are not available.

FIN 46 variable interest entities: The fair values of assets and liabilities of variable interest entities consolidated under FIN 46 are assumed to approximate carrying value.

Obligations under investment, payment and investment repurchase agreements: The fair value of the liability for investment agreements and repurchase agreements is estimated based upon internal valuation models. The fair value of payment agreements is assumed to approximate carrying value.

Securities sold under agreements to repurchase: The fair value of securities sold under agreements to repurchase is assumed to approximate carrying value.

Debentures: The fair value of the debentures is based on quoted market prices.

Accrued interest payable: The fair value of accrued interest payable is assumed to approximate carrying value.

Liability for net financial guarantees written: The fair value of the liability for those financial guarantees written is based on the estimated cost to reinsure those exposures at current market rates, which amount consists of the current unearned premium reserve, less an estimated ceding commission thereon.

Other financial guarantee insurance policies have been written on an installment basis, where the future premiums to be received by Ambac are determined based on the outstanding exposure at the time the premiums are due. The fair value of Ambac Assurance's liability under its installment premium policies is measured using the present value of estimated future installment premiums, less an estimated ceding commission. The estimate of the amounts and timing of the future installment premiums is based on contractual premium rates, debt service schedules and expected run-off scenarios. This measure is used as an estimate of the cost to reinsure Ambac Assurance's liability under these policies.

The carrying amount and estimated fair value of financial instruments are presented below:

As of December 31,	2003		2002	
(Dollars in Millions)	**Carrying Amount**	**Estimated Fair Value**	Carrying Amount	Estimated Fair Value
Financial assets:				
Fixed income securities	**$12,860**	**$12,860**	$11,598	$11,598
Fixed income securities pledged as collateral	**661**	**661**	544	544
Short-term investments	**250**	**250**	396	396
Other Investments	**4**	**4**	2	2
Cash	**24**	**24**	26	26
Securities purchased under agreements to resell	**54**	**54**	261	261
Investment income due and accrued	**159**	**159**	142	142
Loans	**838**	**838**	844	844
Derivative product assets:				
Hedging purposes	**142**	**142**	118	118
Trading purposes	**1,004**	**1,004**	892	892
FIN 46 variable interest entities	**189**	**189**	–	–
Financial liabilities:				
Obligations under investment, repurchase and payment agreements	**7,076**	**7,124**	7,283	7,500
Securities sold under agreements to repurchase	**226**	**226**	132	132
Debentures	**792**	**866**	617	681
Accrued interest payable	**74**	**74**	81	81
Derivative product liabilities:				
Hedging purposes	**–**	**–**	–	–
Trading purposes	**946**	**946**	836	836
FIN 46 variable interest entities	**189**	**189**	–	–
Liability for financial guarantees written:				
Gross	**2,545**	**1,782**	2,128	1,490
Net of reinsurance	**2,220**	**1,554**	1,832	1,282
Gross installment premiums	**–**	**1,311**	–	1,110
Net installment premiums	**–**	**1,089**	–	940

(Dollar Amounts in Thousands, Except Share Amounts)

14 LONG-TERM DEBT AND LINES OF CREDIT

The carrying value of long-term debt was as follows:

As of December 31,	2003	2002
9⅜% Debentures, due 2011	**$142,176**	$142,136
7½% Debentures, due 2023	**74,599**	74,579
7.00% Debentures, due 2051	**200,000**	200,000
7.08% Debentures, due 2098	**–**	200,000
5.95% Debentures, due 2103	**200,000**	–
5.875% Debentures, due 2103	**175,000**	–
	$791,775	$616,715

The debentures due on August 1, 2011 were issued on August 8, 1991 in the principal amount of $150,000 and bear interest of 9⅜%, payable on February 1 and August 1 of each year and are non-callable. In July 2001, Ambac extinguished $7,500, thereby reducing the principal amount of the debt to $142,500.

The debentures due on May 1, 2023 were issued on May 11, 1993 in the principal amount of $75,000 and bear interest of 7½%, payable on May 1 and November 1 of each year and are non-callable.

The debentures due on October 17, 2051 were issued on October 18, 2001 in the principal amount of $200,000 and bear interest of 7.00%, payable on March 31, June 30, September 30 and December 31 of each year. The debentures may not be redeemed prior to October 17, 2006 and were sold at 100% of their principal amount. On or after October 17, 2006, Ambac may redeem the debentures, in whole at any time or in part from time to time, at 100% of their principal amount, plus accrued interest to the date of redemption.

The debentures due on March 31, 2098 were issued on April 1, 1998 in the principal amount of $200,000 and were redeemed on April 28, 2003. Ambac redeemed the debentures at par plus accrued interest.

The debentures due on February 28, 2103 were issued on February 28, 2003 in the principal amount of $200,000 and bear interest of 5.95%, payable on March 31, June 30, September 30 and December 31 of each year. The debentures may not be redeemed prior to February 28, 2008. On or after February 28, 2008, Ambac may redeem the debentures at 100% of their principal amount, plus accrued interest to the date of redemption. Ambac may also shorten the maturity of the debentures or redeem all of the debentures at 100% of their principal amount, plus accrued interest, in the event of certain changes involving United States federal income taxation.

The debentures due on March 24, 2103 were issued on March 24, 2003 in the principal amount of $175,000 and bear interest of 5.875%, payable on March 31, June 30, September 30 and December 31 of each year beginning June 30, 2003. The debentures may not be redeemed prior to March 24, 2008. On or after March 24, 2008, Ambac may redeem the debentures at 100% of their principal amount, plus accrued interest to the date of redemption. Ambac may also shorten the maturity of the debentures or redeem all of the debentures at 100% of their principal amount, plus accrued interest, in the event of certain changes involving United States federal income taxation.

Ambac and Ambac Assurance have a revolving credit facility with eight major international banks for $300,000, which expires in July 2004 and provides a two-year term loan provision. The facility is available for general corporate purposes, including the payment of claims. As of December 31, 2003 and 2002, no amounts were outstanding under this credit facility. This facility's financial covenants require that Ambac: (i) maintain as of the end of each fiscal quarter a debt to capital ratio of not more than 30% and (ii) maintain at all times total stockholders' equity equal to or greater than $2.0 billion. At December 31, 2003, Ambac met all of these requirements.

Ambac Assurance has a series of perpetual put options on its own preferred stock. The counterparty to these put options are trusts established by a major investment bank. The trusts were created as a vehicle for providing capital support to Ambac Assurance by allowing Ambac Assurance to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option. If the put option were exercised, the preferred stock holdings of Ambac Assurance would give investors the rights of an equity investor in Ambac Assurance. Such rights are subordinate to insurance claims, as well as to the general unsecured creditors of Ambac Assurance. If exercised, Ambac Assurance would receive up to $800,000 in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims. Dividend payments on the preferred stock are cumulative only if Ambac Assurance pays dividends on its common stock. Each trust is restricted to holding high quality short-term commercial paper investments to ensure that it can meet its obligations under the put option. To fund these investments, each trust has issued its own auction market perpetual preferred stock. Ambac Assurance pays a put option fee. Each trust is rated AA/Aa2 by Standard & Poor's and Moody's respectively.

From time to time Ambac accesses the capital markets to support the growth of its businesses. In April 2003, Ambac filed Form S-3 with the SEC utilizing a "shelf" registration process. Under this process, Ambac may issue up to $500 million of the securities described in the prospectus filed as part of the registration, namely, common stock, preferred stock and debt securities of Ambac.

15 OBLIGATIONS UNDER INVESTMENT AND PAYMENT AGREEMENTS

Obligations under investment agreements, including those structured in the form of repurchase contracts, are recorded on a trade-date basis. Certain obligations may be called at various times prior to maturity at the option of the counterparty. As of December 31, 2003, the interest rates on these agreements ranged from 1.07% to 8.08% with an average yield of 3.41%. As of December 31, 2002, the interest rates on these agreements ranged from 1.25% to 8.14% with an average yield of 4.45%. Obligations under investment agreements and investment repurchase agreements, excluding fair value hedge adjustments, were as follows:

As of December 31,	**2003**	2002
Settled	**$6,021,221**	$6,227,879
Unsettled	**—**	169
	$6,021,221	$6,228,048

Net payments due under settled investment agreements in each of the next five years ending December 31, and the periods thereafter, based on expected draw dates, are as follows:

	Principal Amount
2004	$1,513,916
2005	634,696
2006	711,853
2007	681,737
2008	705,402
All later years	1,773,617
	$6,021,221

Obligations under payment agreements represent funds received by Ambac from certain municipal customers. These funds serve as collateral for loans extended by Ambac in connection with certain structured municipal transactions. In connection with these transactions, Ambac is obligated to make periodic agreed upon payments. As of December 31, 2003 and 2002, the interest rates on these obligations ranged from 6.25% to 8.42%. Net payments due under payment agreements in each of the next five years ending December 31, and the periods thereafter, based on contractual payment dates, are as follows:

	Principal Amount
2004	$ 23,568
2005	17,200
2006	21,611
2007	23,425
2008	31,427
All later years	554,969
	$672,200

Ambac also has obligations under certain payment agreements that represent funds received from various investors and used by Ambac to purchase high credit quality fixed income municipal investment securities. As of December 31, 2003 the interest rates on these obligations ranged from 0.68% to 1.42%. The balance outstanding at December 31, 2003 was $249,810. These payment agreements are directly secured by the related municipal investment securities. Under the terms of these payment agreements the investors have the contractual right to redeem their investment at any time, within five business days notice to Ambac.

(Dollar Amounts in Thousands, Except Share Amounts)

16 INCENTIVE PLANS

The Ambac 1997 Equity Plan (the "Equity Plan") provides for the granting of stock options, stock appreciation rights, restricted stock units ("RSUs"), performance units and other awards that are valued or determined by reference to the Common Stock.

Stock Options: Stock options awarded to employees are exercisable and expire as specified at the time of grant. Such options do not have a per share exercise price less than the fair market value of a share of Common Stock on the date of grant or have a term in excess of ten years from the date of the grant. Ambac also maintains the Ambac 1997 Non-Employee Directors Equity Plan, which provides awards of stock options and restricted stock units to non-employee members of the Ambac's Board of Directors. The number of options and their exercise price, and the number of restricted stock units awarded to each non-employee director under the Directors Equity Plan are determined by formula. As of December 31, 2003, approximately 8,781,000 shares were available for future grant under the Equity Plan and the Directors Equity Plan. A summary of option activity is as follows:

	2003		2002		2001	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**6,518,249**	**$42.06**	6,218,869	$34.70	5,694,711	$27.86
Granted	**1,607,095**	**$58.22**	1,544,254	$59.01	1,763,615	$50.37
Exercised	**(2,019,010)**	**$33.51**	(1,128,095)	$23.58	(1,184,329)	$25.52
Forfeited	**(418,246)**	**$55.97**	(116,779)	$52.66	(55,128)	$40.33
Outstanding at end of year	**5,688,088**	**$48.64**	6,518,249	$42.06	6,218,869	$34.70
Exercisable	**2,598,253**		4,151,277		3,786,156	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number *Outstanding at* December 31, 2003	Weighted Average *Remaining* Contract Life	Weighted Average Exercise Price	Number *Exercisable at* December 31, 2003	*Weighted Average* Exercise Price
$13 to 32	1,147,446	2.0	$28.01	1,139,946	$27.99
$33 to 52	1,496,337	3.4	$44.31	997,306	$42.12
$53 to 71	3,044,305	4.9	$58.55	461,001	$58.17
	5,688,088			2,598,253	

Refer to Note 2 for a further description of the accounting for common stock incentives and a presentation of the effect on net income and earnings per share. The fair values of stock based awards are based on assumptions determined at the grant date.

The weighted-average fair value (determined as of the date of the grants) of options granted in 2003, 2002 and 2001 was $14.10 per share, $20.61 per share, and $17.37 per share, respectively. The fair value of each option grant issued was estimated as of the date of the grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: (i) dividend yield of 0.70%, 0.61% and 0.65%; (ii) expected volatility of 31.5%, 31.9% and 32.7%; (iii) risk-free interest rates of 2.3%, 4.2% and 4.8%; and (iv) expected lives of approximately four years in 2003 and five years for 2002 and 2001.

Annual Incentive Program: Ambac has an annual incentive program (the "Program") that makes available to all eligible employees awards that are based upon the performance of Ambac, the performance of the employee's department and the performance of the employee. The Program awards consist of cash for all employees and, in lieu of a predetermined percentage of cash, RSUs that may be granted to officers at the level of Managing Director and above. RSUs granted in lieu of the first twenty-five percent of the cash award are granted at a twenty-five percent discount to the average of the high and low of Ambac common stock on the date of grant. An eligible employee can elect to defer more than twenty-five percent of their cash award in the form of RSUs, however, the aforementioned discount does not apply. RSUs granted in lieu of the cash award vest equally over three years. The RSUs representing the twenty-five percent discount vest on the fourth anniversary of the date of grant. Prior to vesting, the RSUs cannot be sold or transferred by the participant and are subject to cancellation if the participant's employment is terminated. The cost of the cash component of the program for the years ended December 31, 2003, 2002 and 2001 amounted to $33,346, $30,775 and $25,716, respectively.

Information with respect to the RSU awards is as follows:

	2003	2002	2001
RSUs Awarded	**103,151**	77,811	90,084
Weighted average fair value per share	**$ 56.80**	$ 59.48	$ 48.66
Compensation cost	**$ 6,425**	$ 2,706	$ 2,343

Savings Incentive Plan: Substantially all employees of Ambac are covered by a defined contribution plan (the "Savings Incentive Plan"), for which contributions are determined as 6% of each eligible employee's eligible base salary, plus a matching company contribution of 50% on contributions up to 6% of base salary made by eligible employees to the Savings Incentive Plan. The total cost of the Savings Incentive Plan was $3,508, $2,565 and $3,037 in 2003, 2002 and 2001 respectively.

17 SEGMENT INFORMATION

Ambac has two reportable segments, as follows: (1) Financial Guarantee, which provides financial guarantees (including structured credit derivatives) for public finance and structured finance obligations; and (2) Financial Services, which provides investment agreements, interest rate swaps, total return swaps and funding conduits.

Ambac's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different marketing strategies, personnel skill sets and technology.

The accounting policies of the segments are described in Note 2, "Significant Accounting Policies." Pursuant to insurance and indemnity agreements, Ambac Assurance guarantees the swap and investment agreement obligations of those Financial Services subsidiaries. Intersegment revenues include the premiums earned under those agreements. Such premiums are determined as if they were premiums to third parties, that is, at current market prices.

Information provided below for "Corporate and Other" relates to Ambac Financial Group, Inc. corporate activities. Corporate and other revenue from unaffiliated customers consists primarily of interest income. Intersegment revenues consist of dividends received.

The following table is a summary of the financial information from continuing operations by reportable segment as of and for the years ended December 31, 2003, 2002 and 2001:

	Financial Guarantee	Financial Services	Corporate and Other	Intersegment Eliminations	Total Consolidated
2003:					
Revenues:					
Unaffiliated customers	$1,033,578	$ 231,372	$ 7,258	$ –	$ 1,272,208
Intersegment	21,175	(5,430)	95,480	(111,225)	–
Total revenues	$1,054,753	$ 225,942	$102,738	$(111,225)	$ 1,272,208
Income before income taxes:					
Unaffiliated customers	$ 888,143	$ 22,951	$ (61,505)	$ –	$ 849,589
Intersegment	23,441	(3,646)	93,776	(113,571)	–
Total income before income taxes	$ 911,584	$ 19,305	$ 32,271	$(113,571)	$ 849,589
Identifiable assets	$8,234,050	$8,433,834	$ 79,430	$ –	$16,747,314
2002:					
Revenues:					
Unaffiliated customers	$ 816,178	$ 137,447	$ 5,019	$ –	$ 958,644
Intersegment	7,984	(4,477)	81,500	(85,007)	–
Total revenues	$ 824,162	$ 132,970	$ 86,519	$ (85,007)	$ 958,644
Income before income taxes:					
Unaffiliated customers	$ 712,930	$ (103,724)	$ (45,875)	$ –	$ 563,331
Intersegment	8,920	(2,489)	80,192	(86,623)	–
Total income before income taxes	$ 721,850	$ (106,213)	$ 34,317	$ (86,623)	$ 563,331
Identifiable assets	$7,035,628	$8,245,629	$ 74,281	$ –	$15,355,538
2001:					
Revenues:					
Unaffiliated customers	$ 671,958	$ 271,066	$ 3,763	$ –	$ 946,787
Intersegment	5,006	(3,882)	69,000	(70,124)	–
Total revenues	$ 676,964	$ 267,184	$ 72,763	$ (70,124)	$ 946,787
Income before income taxes:					
Unaffiliated customers	$ 583,969	$ 26,671	$ (42,626)	$ –	$ 568,014
Intersegment	5,304	(3,933)	67,612	(68,983)	–
Total income before income taxes	$ 589,273	$ 22,738	$ 24,986	$ (68,983)	$ 568,014
Identifiable assets	$5,960,900	$6,306,900	$ 71,743	$ –	$12,339,543

(Dollar Amounts in Thousands, Except Share Amounts)

The following tables summarize gross premiums written and net premiums earned included in the Financial Guarantee segment, by location of risk for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Gross premiums written:			
United States	$ 913,262	$766,778	$535,725
United Kingdom	106,315	38,495	40,650
Japan	25,783	22,033	12,204
Mexico	16,395	16,513	16,285
Italy	12,842	860	—
Australia	4,761	9,379	7,308
Germany	1,925	1,207	483
Internationally diversified	29,751	16,841	30,615
Other international	32,669	31,926	40,026
Total:	$1,143,703	$904,032	$683,296
Net premiums earned and other credit enhancement fees:			
United States	$ 497,784	$382,409	$318,480
United Kingdom	34,993	19,287	11,043
Japan	25,965	17,941	8,939
Mexico	7,620	7,720	7,540
Italy	6,487	777	614
Germany	6,261	4,808	2,092
Australia	5,493	4,945	3,761
Internationally diversified	58,297	40,926	33,706
Other international	24,350	21,496	14,220
Total:	$ 667,250	$500,309	$400,395

Internationally diversified includes components of domestic exposure.

18 DISCONTINUED OPERATIONS

In November 2003, Ambac announced that it had entered into an agreement to sell the operations of Cadre Financial Services, Inc. ("Cadre") and Ambac Securities, Inc., ("Ambac Securities") its investment advisory and cash management business. As a registered adviser with the SEC, Cadre is subject to regulation in certain aspects of its business, particularly with respect to investment advisory services provided to investment companies and clients. Cadre provides investment advisory and administrative services to money market funds that are primarily offered to qualified participants, including school districts, health care service providers and municipalities. Ambac Securities principal business is the distribution of money market funds to the education, health care and municipal sectors, as well as the brokering of short-term fixed income securities trades on behalf of its clients. It also serves as placement agent and dealer for securities issued by its affiliates in private placement transactions. Ambac Securities is registered as a broker-dealer with the SEC and with certain states that require such registration, and it is a member of the National Association of Securities Dealers, Inc. As a registered broker-dealer, Ambac Securities is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which is designed to measure the general financial condition and liquidity of a broker-dealer. This business had been part of Ambac's Financial Services segment. The decision to sell its investment advisory and cash management business will enable Ambac to focus on its core financial guarantee business. The sale closed during the first quarter of 2004.

Following the November 2003 announcement of the pending sale, Cadre and Ambac Securities results were reported in Ambac's Consolidated Statements of Operations as discontinued operations for the years 2003, 2002 and 2001. Summarized financial information for discontinued operations is as follows:

	2003	2002	2001
Total revenues	$11,581	$13,174	$13,581
(Loss) income from discontinued operations	(6,976)	859	713
Income tax expense	2,208	193	778
Net (loss) income from discontinued operations	(9,184)	666	(65)

The following information is a summary of the discontinued operations balance sheet for 2003:

	2003
Total assets	$8,787
Total liabilities	4,277

19 QUARTERLY FINANCIAL INFORMATION (unaudited)

	First	Second	Third	Fourth	Full Year
2003:					
Gross premiums written	$197,219	$386,005	$280,330	$280,149	$1,143,703
Net premiums written	166,051	343,692	262,879	232,935	1,005,557
Net premiums earned and other credit enhancement fees	145,116	164,286	171,562	186,286	667,250
Financial guarantee net investment income	76,595	79,892	80,890	83,712	321,089
Financial services revenue, net	11,111	(4,228)	18,588	10,785	36,256
Losses and loss expenses	9,800	10,900	15,900	16,800	53,400
Financial guarantee underwriting and operating expenses	22,166	21,013	23,795	25,061	92,035
Financial services expenses	2,957	2,557	3,350	3,239	12,103
Income before income taxes	181,680	220,226	217,067	230,616	849,589
Net income from continuing operations	138,062	162,757	160,081	167,199	628,099
Net loss from discontinued operations	(139)	(186)	(412)	(8,447)	(9,184)
Net income	137,923	162,571	159,669	158,752	618,915
Net income per share:					
Basic	1.30	1.53	1.50	1.48	5.81
Diluted	$1.27	$1.48	$1.45	$1.44	$5.66
2002:					
Gross premiums written	$149,361	$195,683	$205,110	$353,878	$904,032
Net premiums written	129,812	170,978	178,256	311,444	790,490
Net premiums earned and other credit enhancement fees	109,942	120,206	129,703	140,458	500,309
Financial guarantee net investment income	72,547	73,593	75,895	75,262	297,297
Financial services revenue, net	12,967	7,556	10,450	10,106	41,079
Losses and loss expenses	5,700	5,900	6,100	9,000	26,700
Financial guarantee underwriting and operating expenses	18,561	18,603	18,467	20,917	76,548
Financial services expenses	2,066	2,475	2,328	2,998	9,867
Income before income taxes	154,827	158,756	177,716	72,032	563,331
Net income from continuing operations	116,620	119,649	131,643	64,016	431,928
Net income from discontinued operations	332	112	48	174	666
Net income	116,952	119,761	131,691	64,190	432,594
Net income per share:					
Basic	1.11	1.13	1.24	0.61	4.08
Diluted	$1.07	$1.09	$1.21	$0.59	$3.97

THE AMBAC MANAGEMENT TEAM

Left to right: **Maisie Chang**, Rating Agencies/Reinsurance; **Gerard S. Durr**, Public Finance; **Cathleen J. Matanle**, Portfolio Risk Assessment; **Ian M. Dixon**, International Finance; **Cynthia Parker**, International Finance; **Mark A. Spinelli**, Public Finance; **Iain H. Bruce**, Structured Finance; **Andrea R. Merenyi**, International Finance; **David B. Nemschoff**, Structured Finance; **Steven L. Dymant**, Financial Services



Left to right: **David L. Boyle**, Vice Chairman; **John W. Uhlein III**, Executive Vice President; **Peter R. Poillon**, Investor Relations; **Robert B. Eisman**, Financial Control; **Wes Kirchhoff**, Financial Control; **Robert G. Donovan**, Financial Services; **Paul R. Livingstone**, Structured Finance; **Anne H. Rabin**, Public Finance; **Rodney D. Kumasaki**, Investment Services; **Kathleen A. McDonough**, Public Finance



Ambac Financial Group, Inc.

Left to right: **John W. Cotter**, Technology; **Vasu Veerakesari**, Technology; **Robert G. Shoback**, Public Finance; **Alessandra V. D'Imperio**, Credit Risk Management; **Robert R. Bose**, Credit Risk Management; **Scott D. Gordon**, Structured Finance; **John H. Bryan III**, Structured Finance; **Eulogio A. Ramos**, Investment Services



Left to right: **Kenneth S. Plotzker**, Technology; **William T. McKinnon**, Credit Risk Management; **Nancy S. Fox**, International Finance; **David W. Wallis**, Credit Risk Management; **Steven C. Renn**, Health Care; **Nicholas G. Goumas**, Structured Finance; **Robert D. Selvaggio**, Risk Analysis and Reporting; **Rick Persaud**, International Finance; **Dennis M. Pidherny**, Utilities; **Steven P. Rofsky**, Portfolio Risk Assessment



Left to right: **Jeffrey D. Nabi**, Structured Finance; **Anne G. Gill**, Legal; **Thomas J. Gandolfo**, Chief Financial Officer; **Gregg L. Bienstock**, Human Resources; **Diana N. Adams**, International Finance; **Peter J. Cain**, Portfolio Risk Assessment; **Robert W. Starr**, Finance; **Douglas C. Renfield-Miller**, International Finance and Financial Services; **Kevin J. Doyle**, General Counsel



Directors and Officers

BOARD OF DIRECTORS

PHILLIP B. LASSITER
Chairman
Ambac Financial Group, Inc.

* Member Audit Committee

† Member Compensation and Organization Committee

‡ Member Nominating and Corporate Governance Committee

MICHAEL A. CALLEN *†‡
President
Avalon Argus Associates
(Financial Consulting)

RENSO L. CAPORALI *†
Retired Chairman and CEO
Grumman Corporation
(Defense and Aerospace)

JILL M. CONSIDINE *†‡
Chairman and
Chief Executive Officer
The Depository Trust & Clearing Corporation
(Financial Services Industry)

RICHARD DULUDE *†
Retired Vice Chairman
Corning Incorporated
(Diversified Manufacturing)

ROBERT J. GENADER
President and
Chief Executive Officer
Ambac Financial Group, Inc.

W. GRANT GREGORY *†‡
Chairman
Gregory & Hoenemeyer, Inc.
(Merchant Banking)

LAURA S. UNGER *†‡
Private Consultant
(Financial Services)

EXECUTIVE OFFICERS

ROBERT J. GENADER
President and
Chief Executive Officer

DAVID L. BOYLE
Vice Chairman

JOHN W. UHLEIN III
Executive Vice President

THOMAS J. GANDOLFO
Senior Vice President and
Chief Financial Officer

KATHLEEN A. MCDONOUGH
Senior Managing Director

WILLIAM T. MCKINNON
Senior Managing Director

DOUGLAS C. RENFIELD-MILLER
Senior Managing Director

ROBERT G. SHOBACK
Senior Managing Director

GREGG L. BIENSTOCK
Managing Director,
Human Resources

KEVIN J. DOYLE
Managing Director and
General Counsel

SENIOR OFFICERS

Financial Insurance

GLOBAL PUBLIC FINANCE

IAN M. DIXON
Managing Director

GERARD S. DURR
Managing Director

DAVID B. NEMSCHOFF
Managing Director

MARK A. SPINELLI
Managing Director

ANNE H. RABIN
Managing Director

STEVEN C. RENN
Managing Director

GLOBAL STRUCTURED FINANCE

DIANA N. ADAMS
Managing Director

IAIN H. BRUCE
Managing Director

JOHN H. BRYAN III
Managing Director

NANCY S. FOX
Managing Director

SCOTT D. GORDON
Managing Director

NICHOLAS G. GOUMAS
Managing Director

PAUL R. LIVINGSTONE
Managing Director

JEFFREY D. NABI
Managing Director

CYNTHIA PARKER
Managing Director

RICK PERSAUD
Managing Director

DENNIS M. PIDHERNY
Managing Director

REBECCA L. PYNT
Managing Director

Investment Services

EULOGIO (JOE) RAMOS
Managing Director and
Chief Investment Officer

RODNEY D. KUMASAKI
Managing Director

Financial Services

STEVEN L. DYMANT
Managing Director

ROBERT G. DONOVAN, JR.
Managing Director

Credit Risk Management

ROBERT R. BOSE
Managing Director

ALESSANDRA V. D'IMPERIO
Managing Director

ANDREA R. MERENYI
Managing Director

DAVID W. WALLIS
Managing Director

Portfolio Risk Assessment

PETER J. CAIN
Managing Director

CATHLEEN J. MATANLE
Managing Director

STEVEN P. ROFSKY
Managing Director

ROBERT D. SELVAGGIO
Managing Director

Technology

KENNETH S. PLOTZKER
Managing Director and
Chief Information Officer

JOHN W. COTTER
Managing Director

VASU W. VEERAKESARI
Managing Director

Corporate

MAISIE CHANG
Managing Director,
Rating Agencies/Reinsurance

ROBERT B. EISMAN
Managing Director and
Financial Controller

ANNE G. GILL
Managing Director and
Corporate Secretary

WES KIRCHHOFF
Managing Director,
Director of Tax

PETER R. POILLON
Managing Director,
Investor Relations

ROBERT W. STARR
Managing Director and
Treasurer

Designed and Produced by Taylor & Ives, Inc. NYC

Stockholder Information

CORPORATE HEADQUARTERS:
AMBAC FINANCIAL GROUP, INC.
One State Street Plaza
New York, New York 10004
Tel: 212-668-0340
Fax: 212-509-9190

OTHER LOCATIONS:
LONDON
Hasilwood House
60 Bishopsgate
London EC2N 4BE, England
Tel: 44 207 786 4300
Fax: 44 207 786 4343

SYDNEY
ABN AMRO Tower, L31
88 Phillip Street
Sydney 2000 NSW, Australia
Tel: 61 2 8211 0430
Fax: 61 2 8211 0555
Managing Director: Nancy S. Fox

TOKYO
Otemachi Financial Center, 17th Floor
5-4, Otemachi 1-chome,
Chiyoda-ku, Tokyo 100-0004
Japan
Tel: 03 5219 2127
Fax: 03 5219 2129
Representative Director: Hideshi Amemiya

ANNUAL MEETING OF STOCKHOLDERS
The Annual Meeting of Stockholders of Ambac Financial Group, Inc. will be held on Tuesday, May 4, 2004, at 11:30 a.m. in New York City. Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement to be sent to each stockholder of record as of March 9, 2004. The Company estimates that it has approximately 45,000 stockholders.

FORM 10-K
A copy of the Company's 2003 Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to:

Ambac Financial Group, Inc.
Attn: Investor Relations
One State Street Plaza
New York, New York 10004

TRANSFER AGENT, REGISTRAR AND DIVIDEND PAYING AGENT
Citibank, N.A.
111 Wall Street, 5th Floor
New York, New York 10043
212-657-5997

INDEPENDENT AUDITORS
KPMG LLP
New York, New York

STOCK LISTING
Ambac Financial Group, Inc. common stock is listed on the New York Stock Exchange under the ticker symbol ABK.

ABK
LISTED
NYSE

INVESTOR RELATIONS
Thomas J. Gandolfo
Senior Vice President and Chief Financial Officer

Peter R. Poillon
Managing Director
212-208-3333
1-800-221-1854
ppoillon@ambac.com

COMMON STOCK DATA

	2003 Market Price				2002 Market Price			
Three Months Ended	High	Low	Close	Dividends Per Share	High	Low	Close	Dividends Per Share
March 31	59.36	43.79	50.52	$0.10	63.85	55.05	59.07	$0.09
June 30	70.56	50.35	66.25	$0.10	71.25	57.19	67.20	$0.09
September 30	69.00	62.18	64.00	$0.11	68.87	49.86	53.89	$0.10
December 31	72.21	64.60	69.39	$0.11	65.45	49.90	56.24	$0.10

Ambac

Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004
www.ambac.com